                            SCHEDULE 14A INFORMATION

          PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES
                  EXCHANGE ACT OF 1934 (AMENDMENT NO.       )

FILED BY THE REGISTRANT [ ]       FILED BY A PARTY OTHER THAN THE REGISTRANT [X]

--------------------------------------------------------------------------------

Check the appropriate box:
[X] Preliminary Proxy Statement
[ ] Definitive Proxy Statement
[ ] Definitive Additional Materials
[ ] Soliciting Material Pursuant to sec.240.14a-11(c) or sec.240.14a-12
[ ] Confidential, for Use of the Commission Only (as permitted by Rule
    14a-6(e)(2))

                                  AMRESCO, INC.
                (Name of Registrant as Specified In Its Charter)

                       FINANCIAL ACQUISITION PARTNERS LP
                   (Name of Person(s) Filing Proxy Statement)

PAYMENT OF FILING FEE (CHECK THE APPROPRIATE BOX):
[X] No fee required.
[ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

    1) Title of each class of securities to which transaction applies:

    2) Aggregate number of securities to which transaction applies:

    3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

    4) Proposed maximum aggregate value of transaction:

    5) Total fee paid:

[ ] Fee paid previously with preliminary materials.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule
    0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    1) Amount Previously Paid:

    2) Form, Schedule or Registration Statement No.:

    3) Filing Party:

    4) Date Filed:

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
                                   PRELIMINARY
                  --------------------------------------------

                               PROXY STATEMENT OF

                        FINANCIAL ACQUISITION PARTNERS LP

                  --------------------------------------------

                             IN CONNECTION WITH THE

                       2001 ANNUAL MEETING OF SHAREHOLDERS

                                OF AMRESCO, INC.

                                                                May ____, 2001

         Financial Acquisition Partners LP, ("Financial Partners") furnishes this Proxy Statement in connection with the solicitation of proxies for use at the Annual Meeting (the "Annual Meeting") of shareholders of AMRESCO, Inc. (the "Company" or "AMRESCO") to be held on May 15, 2001 at 9:00 a.m. Central Time on the 16th floor of the North Tower of the Plaza of the Americas, 700 North Pearl Street, Dallas, Texas, or any postponement or rescheduling. Copies of the Proxy Statement and form of proxy were mailed by Financial Partners to shareholders of AMRESCO on or about May ___, 2001. Only shareholders of record at the close of business on the record date, March 30, 2001, will be entitled to vote at the Annual Meeting.

         Financial Partners along with Milan Mandaric, James R. Arabia, Fred H. Margolin, and Steven N. Frank (who are candidates for election as directors) and JRA Corporation, the General Partner of Financial Partners, may be deemed participants ("Participants") in this solicitation.

Dear Fellow AMRESCO Shareholders:

         Financial Partners is soliciting proxies to elect its nominees, Messrs. Mandaric, Arabia, Margolin and Frank, to the Board of Directors of AMRESCO. It is also soliciting proxies in support of two proposals to amend the Company's Bylaws and to appoint Deloitte & Touche LLP the independent accountants for 2001.


              REASONS FOR ELECTING THE FINANCIAL PARTNERS' NOMINEES

         Under the leadership of AMRESCO'S Board of Directors:

         - AMRESCO reported losses from continuing operations of almost one half of a billion dollars as follows:

         2000                       1999                        1998
         ----                       ----                        ----
    ($314,953,000)             ($149,378,000)              ($21,744,000)

         - The value of one share of AMRESCO (adjusted for a reverse stock split of 1 for 5 shares) has dropped from its high close of $193.75/per share on April 21, 1998 to consistently closing at less than $2.00/share since December 1, 2000.

         - The Company undertook a program of acquisitions and entered into new businesses which, according to the Company's Form 10-K filing for the calendar year 2000, resulted in the Company being required to record losses and charges aggregating $115.2 million. (See Prior Performance: History of Losses and Missteps for AMRESCO, below.)

         - The Board of Directors authorized the Company's execution of an Incentive Bonus Agreement, executed April 24, 2000. The Incentive Bonus Agreement was not publicly disclosed until the filing of the Company's Form 10-K on March 31, 2001. The Incentive Bonus Agreement requires the Company to pay in excess of $5,000,000 to a group of five (5) officers automatically upon a "change of control" even though they remain employees of the Company. A "change of control" includes a change in a majority of the Board of Directors without the assent of the incumbent Board. (See We Believe Executive Compensation Benefits and Severance Payments are Inappropriate and Exorbitant, below.)

         - After receiving notice on April 4, 2001 from Financial Partners that there would be four (4) vacancies for directorships at the Annual Meeting due to a requirement of the Company's Restated Certificate of Incorporation, the incumbent Board hurriedly appointed two employees to the Board and proceeded to file a definitive proxy statement with no mention of our letter to the Company. In our view, this action was taken to prevent shareholders from voting for a majority of the Board (four (4) directors) at the Annual Meeting. (See We Question Management's Corporate Governance Practices, below).

         - No individual director or executive officer of AMRESCO has a significant investment in common stock of the Company. The former Chairman and Chief Executive Officer of the Company, Richard Cravey, directly or indirectly, through his affiliated companies, owned or controlled approximately 38% of the common stock of AMRESCO on March 15, 1995. As of March 31, 2001, he and his affiliated companies held 83,773 shares, less than 1% of the common stock of AMRESCO. Similarly, the holdings of James A. Cotton, Jr., a Class II director, were reduced during that same period from 4.1% to less than 1%.


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
                   WE BELIEVE IT IS TIME TO STEER A NEW COURSE

         Based upon its review of the Company's financial performance over the preceding three fiscal years evidencing a significant history of losses as described below, and the officer compensation practices approved by the Company's current board of directors during 2000, also as outlined below, Financial Partners believes that new leadership of the Company is called for to maximize shareholder value. Financial Partners believes that its nominees will be committed to the shareholders' best interests and will pursue all reasonable alternatives to enhance shareholder value. However, there can be no assurance that the election of Financial Partners' nominees will maximize shareholder value. WE BELIEVE THAT THE COMPANY NEEDS NEW LEADERSHIP AT THE VERY HIGHEST LEVEL - NOW.

          PRIOR PERFORMANCE: HISTORY OF LOSSES AND MISSTEPS FOR AMRESCO

         It is the opinion of Financial Partners that as a result of the incumbent Board's missteps and blunders, AMRESCO has suffered aggregate operating losses from continuing operations for the past three years of almost a half billion dollars, a sharp decline in revenues, a costly and unsuccessful program of acquisitions, and a tremendous decline in common stock and market capitalization values.

         During the most recent three years our Company incurred losses from continuing operations as follows:

    Three-Year Total                2000                     1999                        1998
    ----------------                ----                     ----                        ----
     ($486,425,000)            ($314,953,000)           ($149,378,000)               ($21,744,000)

         Company revenues have declined from $397,259 million 1998 to $170,657 million in 2000. The value of a share of AMRESCO has plummeted from its high of $193.75 in late April 1998 to $0.68 on April 3, 2001. THE MARKET CAPITALIZATION OF AMRESCO ON THOSE DATES HAS DECLINED FROM APPROXIMATELY $1.7 BILLION TO APPROXIMATELY $7 MILLION.

         The history of missteps taken by management and losses incurred by AMRESCO is documented in management's Form 10-K filing for the calendar year 2000. The Form 10-K reports cumulative losses and impairment charges aggregating $115.2 million for calendar year 2000. Included in the calculation is a gain of $83.8 million on the disposition of assets from discontinued operations without which the losses would have aggregated $210.1 million.

         Under current management, the Company entered into the "commercial mortgage banking, commercial finance, residential mortgage lending and loan servicing business" through a series of acquisitions. According to management's Form 10-K filing for the year 2000, the Company: (i) sold its Homebuilders Division at a loss of $5.8 million; (ii) sold its United Kingdom Asset Management assets and operations at a loss of $4.9 million; (iii) sold its commercial mortgage banking, asset management and real estate


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
structured finance platforms and "recorded in continuing operations" a loss of $23.3 million; (iv) transferred "net assets of $6.2 million of home lending business to Finance America" and recorded an "impairment charge" of $25.9 million; (v) returned to Mortgage Investors ("MIC") assets it had acquired from it in 1998 and "recorded an impairment charge of $103.3 million"; (vi) recorded an impairment charge of $11.8 million on assets it acquired in 1998 relating to financing to the pay phone industry; (vii) recorded an impairment charge of $8.7 million relating to a business it acquired from City Fiduciary and Mortgage Corp. in 1998; (viii) sold its Commercial Mortgage Banking business and related business "resulting in a pre-tax loss of $23.3 million in continuing operations" and related gain of $83.8 on disposal of assets from discontinued operations; and (ix) returned to MIC operations of a residential mortgage business and "recorded a pre-tax loss of $3.1 million".

         We believe AMRESCO's acquisition strategy has resulted in a highly leveraged capital structure, numerous losses, asset writedowns and unprofitable international operations and is the primary causes of the dramatic decline of AMRESCO's tangible net worth and market value.

         Consider the following:

         -        AMRESCO's stock has fallen to historic lows.

Much of AMRESCO's value has been lost in the last three years, as the per share price has tumbled from its high close on $193.75 per share on April 21, 1998 to trading for less than $2.00 per share since December 1, 2000.

         - AMRESCO's market capitalization has dropped dramatically from approximately $1.7 billion in April 1998 to approximately $7 million in April 2001, a loss of approximately $1.7 billion.

      WE BELIEVE EXECUTIVE COMPENSATION BENEFITS AND SEVERANCE PAYMENTS ARE
                          INAPPROPRIATE AND EXORBITANT

         Financial Partners believes that compensation arrangements should be tied to performance. Given the significant losses incurred by AMRESCO during the last three fiscal years, Financial Partners believes that compensation benefits paid or payable to directors and officers are inappropriate. Of particular concern are the severance payments provided upon a "change of control". When considering the award of compensation benefits described below, it is also important to remain mindful of the lack of meaningful stock ownership by the Company's Board members and executive officers.

         Consider the following contracts approved by the Board:

         1.       Incentive Bonus Agreement

         On April 24, 2000 an Incentive Bonus Agreement, which expires on March 31, 2005 (the "Bonus Agreement"), was entered into between the Company and five executive officers. The Bonus Agreement provides for payment of an "Award" to the five executives. The total Award payable equals: $5 million plus 10% of the enterprise value of AMRESCO in excess of $200 million (limited to $25 million), plus any excise taxes payable by the executive officers because all or a portion of the payment is an "Excess Parachute Payment" under Section 280G of the Internal Revenue Code.

         The largest single portion of the Award (40%) is allocated to L. Keith Blackwell, who in April of 2000 held the positions of General Counsel and Secretary of the Company. Ron Kirkland, Chief Accounting Officer of the Company in April of 2000, was allocated 20% of the Award. The Award is payable immediately upon a "Change of Control" (without regard to continued employment status). A "change of control" includes a change in the majority of members of the Board not approved by the incumbent Board.

         Incredibly, in addition to their participation in the Award pool, Messrs. Blackwell, and Kirkland also have severance agreements that provide Blackwell with $1.9 million and Kirkland $1.1 million upon their severance from the Company if they are terminated without cause by the Company or upon a change of control they elect to terminate after one year or for "good reason".

         In view of the debacle the shareholders have had to endure over the past three years with the dramatic drop in share prices, we believe the adoption of the Bonus Agreement Award scheme was not in the best interest of AMRESCO's shareholders.

         The Company failed to make any disclosure of the Bonus Agreement which was executed in April of 2000, until the filing of the Company's 10K on March 30, 2001. Clearly we believe this lack of disclosure for almost one year was, at a minimum, inappropriate.

         If three of Financial Partners' nominees are elected, that would not constitute a "change of control" which would trigger the severance payments or Incentive Award. If all four of Financial Partners' nominees are elected, this will constitute a change of control for purposes of the Bonus Agreement. Election of three of Financial Partners' nominees will not constitute a change of control for such purposes. If Financial Partners' nominees are elected, the Company may seek to invalidate the Bonus Agreement and Severance Agreement but there can be no assurance that it would be successful, in which case the Company would be required to make payments to the eligible officers. In the event that the Company seeks to invalidate the arrangements, then the parties to the agreements may sue the Company for breach of contract.

         2.       Retention and Incentive Bonuses

         The incumbent Board authorized the payment of "Retention and Incentive Bonuses" of $2,550,000 in 2000. Randolph Brown, Chairman of the Board and CEO, received $1.5 million and Jonathan Pettee, Chief Financial Officer, received $750,000. Mr. Brown was until November of 2000 the Company's President - Commercial Finance.

         3.       Other Payments and Benefits

                  a. In connection with their resignations as officers and employees of the Company on March 31, 2000, cash severance payments of $2,375,000, $3,549,000 and $1,600,000 were made to Robert Lutz, former Chief Executive Officer, to Mr. Robert L. Adair, III, formerly President and Chief Operating Officer of the Company, and to Mr. Barry L. Edwards, formerly Executive Vice President and Chief Financial Officer of the Company, respectively. There is no reference in the Company's 2001 Proxy Statement to an employment or other agreement that required the Company to make the amount of severance payments reported as made to Messrs. Lutz, Adair and Edwards as described above.

                  b. The Company assists Mr. Cotton (a director) in maintaining a split-dollar life insurance policy which provides for aggregate death benefits of $12,700,000 payable to Mr. Cotton's beneficiaries. The Company has agreed to pay the entire premium for the policy, regardless of his employment status with the Company through October 2006. The premium for 2000 was $240,941.

         Financial Partners' slate of directors is committed to exploring across-the-board examination of director and executive officer contracts and benefits to determine their propriety and legality. If appropriate, Financial Partners, or its nominee directors, will attempt to rescind any illegal benefits, or inappropriate contracts or payments. There can be no assurance that any such contracts will be rescinded. Further, if an attempt is made at recission, the employee may seek legal enforcement of the contracts. MORE IMPORTANTLY, OUR NOMINEES WILL ATTEMPT TO ESTABLISH FORWARD-LOOKING FINANCIAL INCENTIVES TO PROMOTE BETTER MANAGEMENT (SUCH AS LINKING EXECUTIVE COMPENSATION TO THE COMPANY'S ACTUAL ECONOMIC PERFORMANCE).

             WE QUESTION MANAGEMENT'S CORPORATE GOVERNANCE PRACTICES

         Financial Partners also believes that the existing Board has implemented poor corporate governance practices designed to entrench management as described below.

         Because of the Company's staggered system of electing directors, in a normal year only a minority of the director positions are subject to election at the Annual Meeting, not the entire Board. At the 2000 Annual Meeting the incumbent Board presented a slate of five (5) directors of which one (1) Class I Director was nominated for election. On May 31, 2000 the incumbent Board amended the Company's Bylaws by the addition of a provision that stated the minimum number of the Company's Board would be three (3), a provision which is in direct conflict with the Company's Restated Certificate of Incorporation. On April 4, 2001, Financial Partners wrote to the Board and advised it that:


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
                  (i)      the Restated Certificate requires a minimum of seven
                           (7) directors;

                  (ii) because only five (5) directors were elected at the 2000 Annual Meeting, there would be four (4) vacancies for election at the Annual Meeting, consisting of two (2) of the Class II Directors, whose terms would expire at the Annual Meeting, plus two (2) additional vacancies which were required to be filled to bring the total to seven (7) directors, as required by the Restated Certificate; and

                  (iii) Financial Partners would nominate and solicit proxies for four (4) directors to be elected at the Annual Meeting.

         The Board did not respond to Financial Partners' letter of April 4, 2001 but instead issued a proxy statement dated April 11, 2001 which (without referring to the April 4, 2001 letter) reported that the Board had appointed two employees, L. Keith Blackwell and Jonathan S. Pettee, as Class I and II Directors, respectively, and that the three (3) Class II Directors would stand for election at the Annual Meeting. In our opinion, while the Bylaws of the Company state that the President is required to be a director of the Company*, the action taken by the Board in appointing Blackwell to fill a vacancy after receiving notice from Financial Partners of its intention to nominate and solicit proxies for a candidate to fill the vacancy was to prevent stockholders from electing an independent director to the Board. Financial Partners believes appointing Blackwell to the Board in April 2001 was an action designed to entrench management and Financial Partners may challenge such action as a breach of fiduciary duty by the Board.

         Financial Partners also believes that the Board should only consist of persons who are independent of an employee relationship with the Company, excepting only its Chief Executive Officer. Therefore, at the Annual Meeting it will propose the changes to the Company's Bylaws discussed below for adoption by the shareholders. Financial Partners believes that the proposed changes to the Bylaws that would preclude employees other than the Chief Executive Officer of the Company from serving as a director, if adopted, would disqualify Mr. Blackwell from serving as a director. If Financial Partners is successful in challenging the legality of the appointment of Blackwell or if the proposed Bylaw changes are adopted then Financial Partners believes that its fourth nominee, Steven Frank, if elected, will serve as a Class I Director in the place of Mr. Blackwell. In addition, if Mr. Pettee is elected at the annual meeting but the proposed Bylaw amendment would disqualify him as a director then Mr. Pettee would be precluded from serving.


--------
* Based upon advice of counsel, Financial Partners does not believe the Bylaw provision requiring the President to be a director is valid under Delaware law.


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
                   NO MEANINGFUL STOCK OWNERSHIP BY MANAGEMENT

         None of the incumbent members of the Board or the principal executive officers of the Company has a significant beneficial interest in the common stock of AMRESCO. Messrs. Cravey and Cotton, both directors, who formerly reported beneficial interests of 38.6% and 4.1%, respectively, in AMRESCO stock but now report less than 1% each.

         According to management's proxy filed for the Annual Meeting, all directors and officers as a group own 533,737 shares of Common Stock or 5% of the issued and outstanding common stock. Of those 533,737 shares, 383,779 are restricted shares and 149,957 are unrestricted shares. During 2000 the incumbent Board authorized the issuance of 641,200 restricted shares to certain "key employees".

         The holdings of executive offices and directors can be summarized as follows:

                                                                             No.          %
                                                                             ---          -
         1.  Total shares held by directors and executives                 533,737       5.0
         2.  Restricted shares included in item 1                          383,779       3.6
         3.  Non restricted shares held by directors and executives        149,957       1.4

         We believe the members of the AMRESCO Board should have significant shareholder representation to safeguard the interests of the shareholders.

         Members of the Board and management formerly held significant ownership interests in the common stock of AMRESCO. AMRESCO's proxy statements for the 1995 and 2001 Annual Meetings report:

         - Richard Cravey, a Class III Director, and his company, Cravey, Green & Wahlen and its investment management affiliates, CGW Southwest I, Inc., and CGW Southwest II, Inc. and CGW Southwest Partners II reduced their holdings of common stock of AMRESCO from approximately 38% on March 15, 1995 to less than 1% on March 31, 2001.

         - James A. Cotton, Jr., a Class II Director, up for reelection at the Annual Meeting, reduced his direct and indirect stock ownership from 4.1% on March 15, 1995 to less than 1% on March 31, 2001.

         - Beneficial ownership of AMRESCO common stock by all executive officers as a group declined from 48.9% on March 15, 1995 to 5.9% on March 31, 2001.

         It appears to Financial Partners that certain members of management have disposed of most of their holdings of AMRESCO common stock. DOES INCUMBENT MANAGEMENT HAVE FAITH IN THE FUTURE OF AMRESCO??? WE THINK NOT.

         The Board now asks that AMRESCO shareholders reelect the incumbent Class II Directors, including Mr. Pettee, an employee who was recently appointed as a Class II Director. Mr. Pettee for the past several years has served as President of AMRESCO Capital Trust and on March 1, 2001 was appointed the Company's Chief Financial Officer. Amy Jorgensen and James Cotton, Jr. have been directors since 1993 participating in Company management during the recent period of operating losses and dramatic decline in shareholder values. Let management and the Board know you are dissatisfied with their performance and awards of employee and director benefits which are not based upon performance. YOUR VOTE IS NEEDED TODAY.


                    NEW LEADERSHIP FOR AMRESCO IN THE 2000s.

                                    NOMINEES

         In opposition to management's slate of Directors, Financial Partners nominates the following people for election at the Annual Meeting as Class II directors to serve until the 2004 Annual Meeting:

MILAN MANDARIC

Age: 61

         Milan Mandaric is Chairman and CEO of MM Holdings, Inc. ("MM"). MM is a private company owned and controlled by Mr. Mandaric which is an investor in a number of private companies. Since arriving in this country from Yugoslavia in 1969 Mr. Mandaric has founded and managed several major companies. In 1970 he founded LIKA Corporation and grew it into a major manufacturer of printed circuit boards before selling LIKA to Tandy Corporation in 1972. He then founded Sanmina Corporation, a high-tech backpanel-assembly-manufacturing company which he grew into an industry leader before selling Sanmina in the late 1980's. Mr. Mandaric remained on the board of Sanmina until he resigned to become Chairman of the Board of a struggling printed circuit board manufacturer - Diceon Electronics - of which Mr. Mandaric had acquired a significant interest (the name was changed to Elexsys, Inc., "Elexsys"). From late 1994 until 1997, he was Chairman, Chief Executive Officer and a member of the Elexsys Board until its sale in 1997. Elexsys was acquired by Sanmina Corporation in exchange for stock of Sanmina which stock had a market value equal to approximately 15 times the market value of Elexsys shares shortly before the time Mr. Mandaric became Chairman of Elexsys in 1994. In May of 1998, Mr. Mandaric was made an operating partner of Behrman Capital, a private investment firm. At Behrman Capital Mr. Mandaric evaluates potential acquisition candidates in the outsourced manufacturing sector. He is founder of the North American Soccer League. He has owned a number of professional soccer teams and is currently owner and Chairman of the Portsmouth FC (football club) in the English First Division. Mr. Mandaric sits on the board of directors of four private companies. He has been a US citizen since 1976 and is married with two daughters and a grandson.

JAMES R. ARABIA

Age: 44

         James R. Arabia is a private investor and President of JRA Corporation, General Partner of Financial Acquisition Partners, L.P. From February of 1997 until June of 2000, Mr. Arabia served as Chairman, Chief Executive Officer and President of ICH Corporation ("ICH"), an American Stock Exchange Listed Company (Symbol:IH). At the time Mr. Arabia became an officer of ICH it was emerging from bankruptcy as an empty public shell with $12 million of assets. Under Mr. Arabia's leadership and direction ICH grew and expanded to become the owner of operating subsidiaries that owned and operated 265 fast food and family dining restaurants, generating approximately $245 million in revenues and employing approximately 7,800 people. During his tenure at ICH he was intimately involved in the negotiation and closing of over $100 million of sale/leaseback, mortgage and commercial business financings which were utilized to grow and expand the company. Additionally, Mr. Arabia served as the Chairman, CEO and President of each of ICH's operating subsidiaries. From 1996 to 1997 Mr. Arabia served as co-Chairman of the Official Committee of Equityholders during ICH's bankruptcy and was actively involved in negotiations with other creditor constituencies of the reorganization. Mr. Arabia resigned his positions in ICH as a result of philosophical differences regarding the company's future growth strategy and direction. At the time Mr. Arabia left ICH, the stockholder returns to ICH shareholders was outperforming the S&P 500 and NRN Index. In his last full year at ICH (1999), income per share on a fully diluted basis was $1.47 compared to ($.34) per share during the first months of operations in 1997 of ICH after it emerged from bankruptcy. Mr. Arabia was paid a severance benefit of approximately $4 million upon his retirement from ICH. Mr. Arabia had no involvement with ICH, an insurance holding company, prior to its filing for bankruptcy. Mr. Arabia provides investment banking advisory services to a few private clients.

FRED H. MARGOLIN

Age:  51

         From January 1997 through March 2001, Mr. Margolin was Chairman of the Board, Treasurer and Secretary of US Restaurant Properties, Inc., a REIT listed on the New York Stock Exchange ("USRP"). He was President and CEO of USRP from October 1999 through March of 2001. In his role at USRP, Mr. Margolin was heavily involved in overseeing the company's strategy of acquiring, owning, managing and selectively developing restaurant, service station and other service retail properties. USRP's portfolio consisted of over 900 properties diversified geographically in 48 states. In addition to owning and leasing properties USRP made and originated commercial mortgages and loans to the same industry. From May of 1994, Mr. Margolin was the Chairman of the Board of Directors, Treasurer, Secretary and a director of QSV Restaurant Properties, Inc. ("QSV"), the former general partner of US Restaurant

Properties Master LP ("USLP") the predecessor to USRP, and was the General Manager and CEO of QSV from 1999 until March 2001. In 1977, Mr. Margolin founded Intercon General Agency, a national general insurance agency specializing in the development and marketing of insurance products for financial institutions. Mr. Margolin served as the Chief Executive Officer of Intercon General Agency from its inception until its sale to a public company in 1982 after having developed it into a national presence. In 1989, Mr. Margolin founded and became the President of American Eagle Premium Finance Company. From 1982 through 1992, Mr. Margolin developed and then leased or sold shopping centers having an aggregate cost of approximately $50,000,000. He was also active in the acquisition and development of raw land and residential properties. Mr. Margolin holds a Harvard MBA and a Bachelors in Economics from the Wharton School of Business.

STEVE FRANK

Age:  52

         From 1999, Steven Frank has served as Executive Vice President and Director of Plancorp, Inc., a fee only financial planning and investment advisory firm which acts as investment and financial advisor to Milan Mandaric. Since 1998 Mr. Frank has provided M&A and business law advice to various clients. Mr. Frank was Vice President, Assistant General Counsel at McDonnell Douglas from 1994 through December of 1997. His responsibilities included corporate-wide business law services in the following areas: mergers and acquisitions; securities law and SEC reporting and compliance; corporate law and governance; Board of Director matters and shareholder relations; corporate finance and commercial transactions; international law; anti-trust advice and counsel; and other business law matters arising in the day-to-day business and operations of McDonnell Douglas. Mr. Frank holds a B.S. Commerce and a J.D. from St. Louis University. He attended St. Louis University on a baseball and soccer scholarship and was an All American in soccer playing on two NCAA championship teams. Mr. Frank played professional soccer for the St. Louis Stars of the NASL and was a member of the US World Cup Soccer Team on several occasions. He is a member of the St. Louis University Board of Regents.

                               THE FOURTH DIRECTOR

         As previously noted, the AMRESCO Certificate of Incorporation requires that the Board consist of a minimum of seven (7) directors. The incumbent Board's appointment of Mr. Blackwell as a Class I Director was in our opinion improper. We believe that the purpose for appointing Mr. Blackwell was to prevent AMRESCO stockholders from voting with respect to a majority of the seven
(7) member Board at the Annual Meeting. Therefore, Financial Partners may challenge the legality of the appointment of Mr. Blackwell as a Class I director. Further, Financial Partners is proposing in this proxy By-law changes that, if adopted, could disqualify Mr. Blackwell from serving as a Board member by virtue of his employment with the Company. Financial Partners will nominate Steve Frank as the fourth director for election at the Annual Meeting. If Mr.

Frank receives a majority of the vote at the Annual Meeting and either (1) the appointment of Mr. Blackwell by the Board in April 2001 is determined to be invalid or (2) the Bylaw amendments disqualifying employees other than the Chief Executive Officer are adopted at the Annual Meeting, Financial Partners believes the election of Mr. Frank as a Class I director will be effective. If the Company contests Mr. Frank's election, the procedure for determining the legal validity of Mr. Frank's election under Delaware law will be to bring a Section 225 Hearing immediately after the results of voting at the 2001 Annual Meeting are determined. At the Section 225 Hearing, the Delaware Court would be asked to determine whether (i) the Board acted properly in appointing Mr. Blackwell to the Board or (ii) the Bylaw Amendment disqualifying Mr. Blackwell is effective. If the Court rules in favor of Mr. Frank's election on either of the two foregoing grounds, Mr. Frank will be elected to serve in the place of Mr. Blackwell. If the Court does not rule in favor of Mr. Frank on either point, then Mr. Blackwell's appointment by the Board will stand. The outcome of such a
Section 225 Hearing cannot be predicted with any degree of certainty.

         None of the four nominees of Financial Partners has direct experience in the Management of small and middle market lending businesses. However, Messrs. Mandaric, Arabia and Margolin have considerable experience in management of companies the size of AMRESCO. Further, Mr. Margolin in particular has considerable experience as president of a company using commercial lending facilities.

         The following table sets forth the name, business address, principal occupations and interests in the common stock of AMRESCO of our nominees for election as Directors to the AMRESCO Board in opposition to management's nominees at the Annual Meeting:

NAME AND BUSINESS                        PRESENT PRINCIPAL OCCUPATION AND          NUMBER OF SHARES      PERCENT OF
ADDRESS                               OCCUPATION DURING LAST FIVE (5) YEARS;       OF COMMON STOCK      COMMON STOCK
                                                 DIRECTORSHIPS                         OWNED
Milan Mandaric                       Chairman and Chief Executive Officer
51 East Campbell Avenue              MM Holdings International, Inc.
Suite 124                            Operating Partner, Behrman Capital;              444,800(1)            4.2
Campbell, CA  95008                  Chairman and Owner, Portsmouth
                                     F.C. Soccer Team, England

James R. Arabia                      Investor; President of JRA Corporation.
JRA Corporation                      General Partner of Financial Acquisition
4370 La Jolla Village Drive          Partners, LP; served as Chairman, Chief          444,800(1)            4.2
Suite 400                            Executive Officer and President of ICH
San Diego, CA  92122                 Corporation from February 1997 until
                                     June of 2000;

Fred H. Margolin                     Mr. Margolin is a real estate investor;
No Business  Address                 prior to March of 2001, Mr. Margolin was
                                     Chairman of the Board, Secretary,                   None               -
                                     Treasurer and a board member of US
                                     Restaurant Properties, Inc. Prior to that,
                                     Mr. Margolin was the Chairman of the

                                     Board of Directors, Treasurer, Secretary and a director of QSV Restaurant Properties, Inc.; Chairman of the Board of Elexsis from 1994-1997

Steve Frank                          Since 1999, Executive Vice President of
Plancorp, Inc.                       Pinecorp, Inc, Vice President, Assistant            None               -
1350 Timberlake Manor Park           General Counsel and Secretary at
Suite 100                            McDonnell Douglas from 1994 through
Chesterfield, Missouri  63017        December 1997 (and at Boeing from August
                                     1997 following acquisition of McDonnell
                                     Douglas)


---------------
(1) Includes 444,800 shares owned by Financial Partners. JRA Corporation is owned by Mr. Arabia, who has a 1% interest in Financial Partners. Mr. Mandaric has a 99% interest in Financial Partners. Messrs. Arabia and Mandaric disclaim beneficial ownership of such shares.

                FINANCIAL PARTNERS AND ITS INVESTMENT IN AMRESCO

         Financial Partners is a Delaware limited partnership, organized pursuant to an Agreement of limited partnership dated March 28, 2001 to invest in AMRESCO and may in the future invest in other companies. The principal business purpose of Financial Partners is making, holding and disposing of investments, including the common stock of the Company. Financial Partners' partners include JRA Corporation, a recently formed Delaware Corporation ("JRA") owned by James R. Arabia which will act as the general partner of Financial Partners. Milan Mandaric is its sole limited partner. JRA has contributed 1% to the capital of Financial Partners and has an interest in 10% of its profits. Mr. Mandaric contributed 99% to the capital of Financial Partners and has an interest in 90% of its profits. At present, Financial Partners owns 444,800 shares or approximately 4.2% of the outstanding shares of the common stock of the Company. This makes Financial Partners one of AMRESCO's largest shareholders. At the annual meeting, Financial Partners intends to vote all shares owned by it on the record date, 104,000 shares, in favor of its nominees, the amendments to the Bylaws described in this proxy statement and to abstain with regard to the appointment of Deloitte & Touche LLP as independent accountants for the Company.

                CERTAIN INFORMATION CONCERNING FINANCIAL PARTNERS
                   AND OTHER PARTICIPANTS IN THE SOLICITATION

         The business address of Financial Partners and its general partner, JRA Corporation, is 4370 La Jolla Village Drive, Suite 400, San Diego, California 92122. The address for each of the nominees of Financial Partners is set forth above. The nominees and JRA may be deemed to have a direct or indirect beneficial ownership of the 444,800 shares of common stock of the Company owned by Financial Partners.

         Each of Financial Partners' nominees has consented to be named in Financial Partners' proxy statement and to serve as a director if elected. Other than the Agreement of limited Partnership (between JRA Corporation and Milan Mandaric noted below), there are no arrangements or understandings among any such Financial Partners' nominees and any other person pursuant to which any such Financial Partners nominee was selected as a Financial Partners nominee. JRA Corporation is the general partner of Financial Partners. Milan Mandaric is the sole limited partner of Financial Partners, and has contributed 99% of that entity's capital. As of April 10, 2001, Financial Partners owned beneficially 444,800 shares of AMRESCO. James Arabia is the President and sole stockholder of JRA Corporation, which, in addition to being the general partner of Financial Partners, to contribute 1% of the capital of Financial Partners. Other than his role as President and sole stockholder of JRA Corporation (and his monetary investment in JRA Corporation), and his personal desire to become a director of AMRESCO, Mr. Arabia has no direct or indirect interest in AMRESCO. Other than Mr. Mandaric's role as the sole limited partner of Financial Partners (and his monetary investment in Financial Partners), and his personal desire to become a director of AMRESCO) he has no direct or indirect interest in AMRESCO. Other than Fred Margolin's and Steve Frank's personal interest in becoming directors of AMRESCO, they have no direct or indirect interest in AMRESCO.

                          SHARES OWNED BY PARTICIPANTS

         The Participants may be deemed to have direct beneficial ownership of the Common Stock owned by the participants as follows:

NAME                                                        NUMBER OF SHARES OWNED BY
                                                            PARTICIPANTS
Financial Acquisition Partners, LP                          444,800, as of 4/20/01

Milan Mandaric                                              444,800 (1)

James R. Arabia                                             444,800 (1)

Fred H. Margolin                                            None

Steve Frank                                                 None

JRA Corporation                                             444,800 (1)

(1) Includes 444,800 shares owned by Financial Partners. JRA Corporation is owned by Mr. Arabia, who has a 1% interest in Financial Partners. Mr. Mandaric has a 99% interest in Financial Partners. Messrs. Arabia and Mandaric disclaim beneficial ownership of such shares.

The following is a summary of all transactions in AMRESCO securities by the participants over the last two years.

DATE OF                           NATURE OF                           NUMBER OF
TRANSACTION                      TRANSACTION                           SHARES
-------------------------------------------------------------------------------
3/30/01                         Purchase Stock                         12,000
3/30/01                         Purchase Stock                         32,000
3/30/01                         Purchase Stock                         60,000
4/5/01                          Purchase Stock                         10,000
4/5/01                          Purchase Stock                         21,000
4/6/01                          Purchase Stock                         55,600
4/6/01                          Purchase Stock                         96,000
4/9/01                          Purchase Stock                         25,200
4/12/01                         Purchase Stock                          4,000
4/12/01                         Purchase Stock                          1,000
4/16/01                         Purchase Stock                         23,200
4/17/01                         Purchase Stock                         32,400
4/18/01                         Purchase Stock                         45,000
4/19/01                         Purchase Stock                         14,600
4/20/01                         Purchase Stock                         12,800
TOTAL:                                                                444,800

                    OTHER MATTERS AND ADDITIONAL INFORMATION

         To the best of the knowledge of the Participants, none of the Participants has been, within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of AMRESCO.

         Except as described above with respect to Financial Partners, JRA Corporation, James Arabia, and Milan Mandaric, none of the Participants or any associate of the Participants, directly or indirectly owns any securities of AMRESCO or any subsidiary of AMRESCO beneficially or of record, has the right to acquire beneficial ownership within 60 days, is a party to any agreement with respect to the securities of AMRESCO or has purchased or sold such securities within the past two years.

         Except as described above, none of the Participants has any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon at the Annual Meeting, except for the election of directors and the Bylaw amendments.

         No part of the purchase price of any of the shares of common stock beneficially owned by any Participant is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities.

         None of the Financial Partners nominees, or any other Participant, has engaged in any transaction or series of transactions since the beginning of AMRESCO's last fiscal year or has currently proposed any transaction, to which AMRESCO or any of its subsidiaries is a party, where the amount involved was in excess of $60,000.

         None of the Participants has been indebted to AMRESCO or any of its subsidiaries at any time since the beginning of AMRESCO's last fiscal year.

         None of the Participants or any associate of the Participants has any arrangement or understanding with any person (a) with respect to any future employment by AMRESCO or (b) with respect to any future transactions to which AMRESCO or any of the affiliates will or may be a party.

         None of the Participants holds any position or office with AMRESCO or any parent, subsidiary, or affiliate of AMRESCO, and none of the Participants has ever served as a director of AMRESCO or any parent, subsidiary, or affiliate of AMRESCO.

         None of the Participants has any family relationship, by blood, marriage, or adoption, to any director, executive officer, or person nominated or chosen by AMRESCO to become a director or executive officer of AMRESCO. During the last three fiscal years, no compensation was awarded to, earned by, or paid to any of the Participants by any person for any services rendered in any capacity to AMRESCO or its subsidiaries.

         Aside from the formation of Financial Partners by Milan Mandaric and JRA Corporation (owned and controlled by James R. Arabia), none of the nominees or any other Participant has any arrangement or understanding with any nominee or any other person pursuant to which the nominations were made, other than each nominee's agreement to be nominated and to serve as a director if elected.

         None of the entities that any of the Financial Partners nominees have been employed at is a parent, subsidiary or affiliate of the Company.


                             PROPOSED BYLAW CHANGES

         The Delaware law provides that "the power to adopt, amend or repeal Bylaws shall be in the stockholders entitled to vote". Financial Partners believes for the reasons noted below and because of past practices of the incumbent Board that adoption of the amendments to the AMRESCO Bylaws will protect the interests of stockholders.


         Financial Partners will make five proposals for Bylaw changes as follows:

         1. Bylaw changes requiring a Supermajority vote for approval by the Board of certain specified matters referred to as FIRST BYLAW AMENDMENTS PROPOSAL or the "Supermajority Bylaw".

         2. A Bylaw change providing that no employee other than the Chief Executive Officer of the Company may serve as a director referred to as SECOND BYLAW AMENDMENTS PROPOSAL - or the "Director Qualification Bylaw".

         3. A Bylaw change providing that newly created directorships and vacancies may be filled by three-fourths of the Directors then in office referred to as THIRD BYLAW AMENDMENTS PROPOSAL - or the "Director Vacancy Bylaw".

         4. A Bylaw change providing that the Bylaws may be made, amended, altered and rescinded with the affirmative vote of three-fourths of the Directors then in office referred to as FOURTH BYLAW AMENDMENTS PROPOSAL - or the "Amendment to the Bylaws Bylaw".

         5. A Bylaw change providing that all amendments to the Bylaws shall be effective immediately upon their adoption referred to as FIFTH BYLAW AMENDMENTS PROPOSAL - or, the "Effective Time Bylaw".

         The purposes of the proposed Bylaw changes are to assure (i) that no major corporate action or Bylaw amendment can be effected without approval of 75% of the directors, (this means that approval of a majority of our nominees would be needed to effect such actions), (ii) that the Board is not unduly influenced in its decision making process by officers of the Company, (iii) that the filling of Board vacancies is approved by a greater representation of Board members, (iv) that a greater representation of the Board consider and approve any changes to the Bylaws, and (v) that each amendment approved by the shareholders takes immediate effect.

                         FIRST BYLAW AMENDMENTS PROPOSAL


         The FIRST BYLAW AMENDMENTS PROPOSAL - the Supermajority Bylaw - is set forth in the following resolution proposed for adoption at the Annual Meeting:

         RESOLVED, that the Bylaws of the Corporation is and hereby are amended as follows:


                  Article VI, Section 6 of the Bylaws be amended by adding the following sentence to the end of Section 6:

                  "In addition to the vote required by the preceding sentence for action by the Board of Directors, and in addition to any other vote provided in any other section of these Bylaws for action by the Board, the vote of at least three-fourths of the directors then in office shall be required for action by the board of directors with respect to any of the following matters:

                  (i) the sale of all or substantially all of the assets of the Corporation;

                  (ii) a merger, consolidation, share exchange or other business combination involving more than five percent (5%) of the outstanding stock or assets of the Corporation;

                  (iii) the issuance in a single transaction or a series of related transactions of shares of common stock or any class or series of preferred stock of the Corporation if the number of shares to be issued would after, giving effect to their issuance, constitute more than five percent (5%) of the issued and outstanding shares of such class or series of stock;

                  (iv) any transaction involving the mortgage, pledge or other encumbrance of all or substantially all of the assets of the Corporation.;

                  (v) any amendment to the certificate of incorporation of the Corporation;

                  (vi) adoption of a certificate of designations for any series of preferred stock to be authorized by the Board of Directors pursuant to Section (c) of Article Fourth of the Corporation's Restated Certificate of Incorporation;

                  (vii) the adoption of any contract, or any alteration, amendment or modification of any contract, with a Director or officer of the Corporation;

                  (viii) any assignment for the benefit of creditors of the Corporation, voluntary petition in bankruptcy, voluntary petition seeking a reorganization of the Corporation, arrangement, composition, or readjustment of debt of the Corporation, appointment of a trustee or receiver for the Corporation, or other similar relief under any statute, law or regulation;

                  (ix)     the dissolution or liquidation of the Corporation;

                  (x) any resolution of the Board of Directors increasing or decreasing the number of Directors who shall comprise the total number of Directors of the Corporation; or

         If the First Bylaw Amendment is adopted, it would have the effect of making it more difficult for directors to take the actions set forth above. Instead of being able to approve the actions set forth above by a simple majority, an affirmative vote of seventy-five percent (75%) of the directors would be required to approve those actions. This would make the accomplishment of certain actions, such as a merger, more difficult to approve, even if such actions were favorable to the interests of shareholders. The amendment would have the advantage to shareholders of making it more difficult for directors to take actions that are detrimental to shareholders but, analogously, it could have the disadvantage to shareholders of making actions that are favorable to shareholders more difficult to take.

         In order to assure that this Bylaw amendment becomes effective upon adoption, the following Resolution will be added:

         FURTHER RESOLVED, that the proposed amendment as set forth in the preceding resolution shall be effective immediately upon its approval by the stockholders of the Corporation.

         Financial Partners urges you to vote FOR the FIRST BYLAW AMENDMENTS PROPOSAL - the Supermajority Bylaw.


                        SECOND BYLAW AMENDMENTS PROPOSAL

         The SECOND BYLAW AMENDMENTS PROPOSAL - the Director Qualification Bylaw
- is set forth in the following resolutions proposed for adoption by the stockholders at the Annual Meeting:

         RESOLVED, that the Bylaws of the Corporation be and hereby are amended as follows:

         1. Article II, Section 2 of the Bylaws is amended by deleting the words in brackets and adding the words in [UPPER CASE:]

                  "Number, Tenure and Qualifications: [The Board of Directors shall be not less than three (3) nor more than fifteen (15), all of whom shall be of lawful age. The number of Directors comprising the Board of Directors within the foregoing minimum and maximum limitations may be fixed and/or changed from time to time by resolution of the Board of Directors. It shall not be necessary for Directors to be stockholders.] THE NUMBER, TENURE AND CLASSIFICATION OF THE MEMBERS OF THE BOARD OF DIRECTORS SHALL BE DETERMINED IN THE MANNER PROVIDED IN THE CORPORATION'S RESTATED CERTIFICATE OF INCORPORATION AS FROM TIME TO TIME AMENDED.

                  EXCEPT AS EXPRESSLY PROVIDED IN ARTICLE IV, SECTION 1 OF THESE BYLAWS WITH RESPECT TO THE CHIEF EXECUTIVE OFFICER OF THE CORPORATION, NO PERSON SHALL BE QUALIFIED FOR ELECTION AS A DIRECTOR OR SERVE AS A DIRECTOR OF THE CORPORATION UNLESS SUCH PERSON (i) IS OF LAWFUL AGE AND (ii) IS NOT, AND HAS NOT AT ANY TIME DURING THE TWELVE MONTH PERIOD IMMEDIATELY PRIOR TO SUCH PERSON'S ELECTION AS A DIRECTOR BEEN, AN EMPLOYEE OF THE CORPORATION. ANY DIRECTOR NOT QUALIFIED TO SERVE AS A DIRECTOR ON THE EFFECTIVE DATE CEASES TO BE A DIRECTOR OF THE CORPORATION BY REASON OF DISQUALIFICATION, AND ANY DIRECTOR WHO AT ANY TIME CEASES TO REMAIN QUALIFIED TO SERVE AS A DIRECTOR SHALL CEASE TO BE A DIRECTOR BY REASON OF DISQUALIFICATION IMMEDIATELY UPON THE HAPPENING OF THE EVENT THAT CAUSES SUCH DIRECTOR TO CEASE TO REMAIN QUALIFIED TO SERVE AS A DIRECTOR."

         2. Article IV, Section 1 of the Bylaws be amended by deleting the words in brackets and adding the words in italics:

                  "General: The officers of the Corporation shall consist of a Chairman of the Board, President, Executive Vice President, such additional Vice Presidents, with such further designations, if any, as may be determined by the Board of Directors, a Secretary, a Treasurer and such Assistant Vice Presidents, Assistant Secretaries and Assistant Treasurers as the Board of Directors may appoint or elect. [The Chairman of the Board and the President shall be Directors of the Corporation.] IF THE PERSON SERVING AS CHIEF EXECUTIVE OFFICER OF THE CORPORATION IS AN EMPLOYEE OF THE CORPORATION, THEN SO LONG AS SUCH EMPLOYEE HOLDS THE OFFICE OF CHIEF EXECUTIVE OFFICER, SUCH PERSON SHALL BE QUALIFIED FOR ELECTION TO AND MAY SERVE ON THE BOARD OF DIRECTORS OF THE CORPORATION. UPON SUCH PERSON CEASING TO HOLD THE OFFICE OF CHIEF EXECUTIVE OFFICER, SUCH PERSON SHALL CEASE TO BE QUALIFIED TO SERVE AS A DIRECTOR UNTIL SUCH PERSON SATISFIES THE QUALIFICATIONS FOR SERVICE AS A DIRECTOR PROVIDED IN ARTICLE II, SECTION 2 OF THESE BYLAWS. Any two offices may be held by one and the same person, except that the office of President and Secretary or Assistant Secretary shall not be so held."

         Your vote in favor of the Director Qualification Bylaw could result in the election of the majority of directors to the Board by electing the fourth Financial Partners' nominee to the Board. The election of a majority of directors who are not proposed by incumbent management would result in a "change of control" causing payments to become payable under the Incentive Bonus Agreement and could result in payments that must be made under other employee contracts which contain "change of control" provision. Financial Partners is not able to determine the exact amount of potential liability that might arise under executive contracts because of a "change of control".

         As stated, it is the intention of the Financial Partners' nominees, if elected, to challenge the validity of the Incentive Bonus Agreement and, if appropriate, other officer and director compensation arrangements which have or might require the Company to make payments in the event of a change of a majority of the Board. There can, however, be no assurances that any such challenges will be successful, if made.

         In order to assure that the Director Qualification Bylaw amendments become immediately effective the following additional Resolution will be proposed for adoption by stockholders at the Annual Meeting:

         FURTHER RESOLVED, that the proposed amendments set forth in the preceding resolution shall be effective immediately upon their approval by the stockholders of the Corporation.

         Financial Partners urges you to vote for the SECOND BYLAW AMENDMENTS PROPOSAL - Director Qualifications Bylaw.

                         THIRD BYLAW AMENDMENTS PROPOSAL

         The THIRD BYLAW AMENDMENTS PROPOSAL - Director Vacancy Bylaw - is set forth in the following resolution proposed for adoption at the Annual Meeting:

         RESOLVED, that the Bylaws of the Corporation is and hereby are amended as follows:

                           Article II, Section 4 of the Bylaws be amended by
                  deleting the words in brackets and adding the words in [UPPER CASE:]

                  "Vacancies: Newly created directorships resulting from any increase in the authorized number of Directors and any vacancies occurring in the Board of Directors caused by death, resignation, disqualification, removal or other termination from office of any Directors may be filled by the vote of [a majority] THREE-FOURTHS of the Directors then in office though less than a quorum."

         If the Third Bylaw Amendment is adopted, it would have the effect of requiring a vote of seventy-five percent (75%) of the directors in order to fill vacancies occurring on the Board of Directors, thereby filling the vacancies with greater Board approval. One advantage to shareholders is that directorships will be filled with a director who has greater board approval. A disadvantage to shareholders is that it could be more difficult to fill a vacancy on the Board of Directors.

         In order to assure that this Bylaw amendment becomes effective upon adoption, the following Resolution will be added:

         FURTHER RESOLVED, that the proposed amendment as set forth in the preceding resolution shall be effective immediately upon its approval by the stockholders of the Corporation.

         Financial Partners urges you to vote FOR the THIRD BYLAW AMENDMENTS PROPOSAL - Director Vacancy Bylaw.

                        FOURTH BYLAW AMENDMENTS PROPOSAL

         The FOURTH BYLAW AMENDMENTS PROPOSAL - The Amendment of Bylaws - is set forth in the following resolution proposed for adoption at the Annual Meeting:

         RESOLVED, that the Bylaws of the Corporation is and hereby are amended as follows:

                           Article XI of the Bylaws be amended by deleting the
                  words in brackets and adding the words in [UPPER CASE:]

                  "The Board of Directors is expressly authorized, without the assent of the stockholders, to make, amend, alter and rescind the Bylaws of the Corporation by the affirmative vote of [a majority] THREE-FOURTHS OF THE MEMBERS of the WHOLE Board of Directors at a regular or special meeting."

         If the Fourth Bylaw Amendment is adopted, it would require a vote of seventy-five percent (75%) of the directors in order to effectuate changes to the Company's Bylaws. An advantage to the shareholders, if the vote is adopted, is that it will be more difficult for the Board to amend its Bylaws in a way that may be disadvantageous to the shareholders. A disadvantage to the shareholders if the vote is adopted, is that effecting Bylaw changes may be more difficult and time consuming.

         In order to assure that this Bylaw amendment becomes effective upon adoption the following Resolution will be added:

         FURTHER RESOLVED, that the proposed amendment as set forth in the preceding resolution shall be effective immediately upon its approval by the stockholders of the Corporation.

         Financial Partners urges you to vote FOR the FOURTH BYLAW AMENDMENTS PROPOSAL - the Amendment of Bylaw.

                         FIFTH BYLAW AMENDMENTS PROPOSAL

         The FIFTH BYLAW AMENDMENTS PROPOSAL - The Effective Time Bylaw - is set forth in the following resolution proposed for adoption at the Annual Meeting:

         RESOLVED, that the Bylaws of the Corporation is and hereby are amended as follows:

                           The Bylaws be amended by adding a new Article XIII
                  reading in its entirety as follows:

                                  "ARTICLE XIII

                  Effective Time of Amendments: All amendments to these Bylaws adopted by the stockholders or by the Board of Directors shall, unless otherwise expressly provided in the resolution of the stockholders or the Board of Directors adopting the amendment be effective immediately upon their adoption."

         If the Fifth Bylaw Amendment is adopted, it will result in the immediate effectiveness of any Bylaws amendments approved by the shareholders or directors, including the amendments proposed herein.

         In order to assure that this Bylaw amendment becomes effective upon adoption the following Resolution will be added:

         FURTHER RESOLVED, that the proposed amendment as set forth in the preceding resolution shall be effective immediately upon its approval by the stockholders of the Corporation.

         Financial Partners urges you to vote FOR the FIFTH BYLAW AMENDMENTS PROPOSAL - the Effective Time Bylaw.

         Attached as Exhibit A is a copy of the Company's Bylaws as amended on May 31, 2000. Exhibit A also shows additions (UPPER CASE) and deletions (in brackets) that will be made to the Bylaws if any or all of the proposed Bylaw amendments are adopted.

         None of the proposed amendments to the Bylaws have been voted on by the Directors.

                      APPOINTMENT OF DELOITTE & TOUCHE LLP

         Financial Partners recommends you abstain from voting with respect to the appointment of Deloitte & Touche LLP as the independent accountants for the Company for the fiscal year 2001.

         Shares represented by a valid, unrevoked GOLD proxy card and will be voted:

         1)       FOR the election of Financial Partners nominees as directors;

         2)       FOR:

                  A.       The Supermajority Bylaw

                  B.       The Directors Qualification Bylaw

                  C.       The Director Vacancy Bylaw

                  D.       The Amendment of Bylaw

                  E.       The Effective Time Bylaw

                                       and

         3) TO ABSTAIN from voting on the appointment of Deloitte and Touche LLP as the independent accounts for 2001.

                      SHARES OWNED BY CERTAIN STOCKHOLDERS

         According to the Company's Proxy Statement, filed April 11, 2001, two entities each beneficially owned more than five percent (5%) of AMRESCO's outstanding common stock. Financial Partners knows of no other shareholder who beneficially owns more than five percent (5%) of AMRESCO's outstanding common stock. There is only one class of common stock of AMRESCO issued and outstanding.

                    AMOUNT AND PERCENT OF COMMON STOCK OWNED
          NAME AND ADDRESS OF BENEFICIAL OWNERSHIP AS OF MARCH 31, 2001


                                                Amount of Common
                                              Stock of Beneficially
                 Name and Address of                  Owned                      Percent of
                   Beneficial Owner                                          Common Stock Owned
Prescott Group Aggressive Small Cap, L.P.
1924 South Utica, Suite 1120                         1,432,788 (1)                 13.5%
Tulsa, Oklahoma  74014

Dimensional Fund Advisors, Inc.
1299 Ocean Avenue                                      536,100                      5.1%
11th Floor
Santa Monica, California  90401

(1) Includes 94,360 shares owned by the Manager and general partner of Prescott Group Aggressive Small Cap, L.P.

Information pertaining to ownership of AMRESCO's securities held by management is provided in the Company's proxy materials.

WHY DO WE ASK FOR YOUR PROXY?

         Under the incumbent Board:

         1. The Company has incurred significant operating losses.

         2. The Company has embarked upon a series of acquisitions and expansion programs that have, in our opinion, miserably failed.

         3. Common stock values and the market capitalization values of the Company have fallen precipitously.

         4. In our opinion, while the Company has been performing miserably, management has been awarding itself unwarranted and excessive bonuses and incentive and retention payments. We believe the benefits paid or payable under those contracts are out of proportion to the assets and market capitalized value of the Company.

         5. Management does not own, or represent shareholders who have, significant holdings of the Company common stock. Between March 31, 1995 and March 31, 2001 Mr. Cravey, a Class III director, and the companies affiliated with him, reduced their common stock holdings in AMRESCO from 38.6% to less than 1%. During the same period, Mr. Cotton, a Class II director of the Company, reduced his stock holdings from 4.1% to less than 1%.

         We therefore ask for your proxy to elect the Financial Partners' nominees -- Milan Mandaric, James Arabia, and Fred H. Margolin - - as Class II Directors of AMRESCO and to elect a fourth director, Steven Frank as a Class I Director (Mr. Frank only if the appointment of Mr. Blackwell as a Class I Director is deemed invalid by the courts or Mr. Blackwell becomes disqualified by virtue of adoption of the proposed Director Qualification By-law Amendments).

         If elected, the Financial Partners' nominees, all of whom are respected businessmen, will support the following program consistent with their fiduciary obligations to AMRESCO:

         - To review, with the present officers of AMRESCO, the business operations and prospects of AMRESCO, and, its business relationships with third parties. Following such review, initiate steps that it believes will enhance shareholder value. Until such a review is conducted it is not feasible to formulate a specific plan or course of action.

         - Undertake a review of the Rights Agreement dated May 28, 1997 (the "Poison Pill") and all other agreement that trigger obligations or certain rights upon a "change of control" or certain other events to determine if such agreements singly or in the aggregate adversely affect Shareholder value. Upon completion of such review make recommendations to the Board for any appropriate actions.

         - To seek independent and impartial review of AMRESCO's process of determining the compensation of and other benefits received by AMRESCO's senior management and develop compensation agreements that reward employees based upon actual financial success of the Company.

         - Undertake a review with independent advisors to determine the appropriateness of the executive benefit agreements, bonuses and severance payments made and being made to senior management and directors and to rescind all inappropriate benefit agreements and payments. Of particular concern will be the in excess of $5 million "Award" created by the Incentive Bonus Agreement dated April 24, 2000.

         Financial Partners' nominees believe, based on AMRESCO's historical operating performance, that the only way for shareholders to realize the value of their AMRESCO investment is to take steps so that a majority of the Board of AMRESCO is comprised of people whose interests are allied with those of stockholders.

         No assurance can be given that if Financial Partners' nominees are elected, they will be successful in developing programs that will improve the performance or value of AMRESCO to stockholders. Further, no assurance can be given that any success will be achieved in challenging the agreements which provide benefits for officers or directors or recovering payments made to officers and directors which are believed to be excessive.

                           VOTING AND PROXY PROCEDURES

         The Company's Board of Directors has fixed the close of business on March 30, 2001 as the record date for determining the shareholders of the Company entitled to notice of and to vote at the Annual Meeting and any adjournment thereof. Only shareholders of record as of March 30, 2001 are entitled to vote at the Annual Meeting.

         The Board is divided into three classes of directors, Class I, Class II, and Class III. At each annual meeting, on a rotating basis, shareholders elect the members of one of the classes for a three-year term. Class II will stand for election at this year's Annual Meeting. In addition, Financial Partners may challenge the legality of the recent appointment of Mr. Blackwell as a Class I Director and it is proposing Bylaw changes which if adopted, could disqualify Mr. Blackwell to sit as a director by virtue of his employment with the Company. If the fourth director is elected and the Company contests the election, Financial Partners intends to request the Delaware Court in a hearing to follow the annual meeting (i) rule that Mr. Blackwell's appointment, was invalid; (ii) rule that the Bylaw eligibility amendment precludes Mr. Blackwell from continuing to serve as a director and (iii) rule that Mr. Frank is the duly elected candidate to replace Mr. Blackwell.

         There can be no assurance that the Delaware Court will uphold the positions taken by Financial Partners.

         If Mr. Frank is elected as the fourth director, this would constitute a "change of control" and could trigger an obligation to pay the Award under the Bonus Agreement. Also, it could trigger "change of control" provisions in employment agreements which would make it difficult to make management changes without risking incurring an obligation to make severance payments under existing agreements with executive officers of the Company. If successful on either ground, Financial Partners believes that a fourth nominee, Steven Frank, will be eligible to replace Mr. Blackwell as a Class I Director. It is not certain that the Delaware Court will support Financial Partners.

         The only outstanding class of securities of AMRESCO are shares of AMRESCO's common stock. According to AMRESCO's Proxy Statement, as of the record date, there were 10,586,154 shares of AMRESCO common stock issued and outstanding. Each share is entitled to one vote. Each share may vote in favor of, or against, or may abstain from voting on such proposal. Each proposal will be adopted if it receives an affirmative vote of a majority of votes cast.

         Shares represented by all proxies received, including proxies that withhold authority and/or abstain from voting on a proposal, as well as "broker non-votes," discussed below, count toward the establishing of a quorum. Abstentions will be counted as votes cast and will therefore have the same effect as a vote against the proposal.

         Under applicable rules, brokers who hold shares of the common stock in street name may have the authority to vote the shares in the broker's discretion on "routine" matters if they have not received specific instructions from the beneficial owner of the shares. The Bylaw Amendment proposals are not "routine" matters for this purpose. For "non-routine" matters, brokers may not vote shares held in street name without specific instructions from the beneficial owner. If a broker holding shares in street name submits a proxy card on which the broker physically lines out the matter, whether it is "routine" or "non-routine" or does not indicate a specific choice on a matter that is "non-routine," that action is called a "broker non-vote" as to that matter. Broker "non-votes" as to "non-routine" matters (such as the Bylaw Amendment Proposals) are not counted in favor of such matters and will have the same effect as a vote against the Bylaw Amendment Proposals. Therefore, if you wish to vote in favor of the Bylaw Amendment Proposals, you must indicate that on the proxy card and not merely sign the proxy card.

              ELECTION OF DIRECTORS AND ADOPTION OF OTHER PROPOSALS

         Election of each nominee by the shareholders requires the affirmative vote of a plurality of the votes cast by holders of shares entitled to vote in the election at the Annual Meeting, provided that a quorum is present. A vote to withhold authority for a nominee will count as a vote against that nominee. Unless marked to the contrary, proxies returned to the Financial Partners will be voted "FOR" the election of each of its nominees at the Annual Meeting. Votes may not be cumulated.

         You can vote in favor of adoption of the FIRST BYLAW AMENDMENTS PROPOSAL and/or the SECOND BYLAW AMENDMENTS PROPOSAL and/or the THIRD BYLAW AMENDMENTS PROPOSAL, and/or the FOURTH BYLAW AMENDMENTS PROPOSAL and/or the FIFTH BYLAW AMENDMENTS PROPOSAL. Adoption of each such Bylaw proposal requires the affirmative vote of a majority of the holders of shares present and entitled to vote in the election at the Annual Meeting, provided a quorum is present. A vote to withhold authority to vote in favor of either or both such proposals will count as a vote against. Unless marked to the contrary, proxies returned to Financial Partners will be voted "FOR" the adoption of FIRST BYLAW AMENDMENTS PROPOSAL, the SECOND BYLAW AMENDMENTS PROPOSAL, the THIRD BYLAW AMENDMENTS PROPOSAL, the FOURTH

BYLAW AMENDMENTS PROPOSAL and the FIFTH BYLAW AMENDMENTS PROPOSAL at the Annual Meeting.

         You can abstain from voting on the appointment of Deliotte & Touche LLP as independent accountants for the Year 2001. Unless marked to the contrary, proxies returned to Financial Partners will be voted "TO ABSTAIN" the appointment of Deloitte & Touche LLP as accountants for the Year 2001 at the Annual Meeting.

         Any shareholder executing a proxy has the power to revoke it at any time before it is voted. A proxy may be revoked by filing with the Secretary of the Company a written notice of revocation, by delivering a duly executed proxy bearing a later date or by attending the Annual Meeting and/or by voting in person. If you have already executed the Company's proxy card, you may revoke that proxy by executing the enclosed GOLD proxy card and returning it to Financial Partners.

         Financial Partners urges all shareholders to attend the Annual Meeting in person. If you are unable to attend in person and wish to have your shares voted, please sign and date the enclosed GOLD proxy card, and return it in the postage-paid envelope as promptly as possible. By returning the enclosed GOLD proxy card, shareholders will be able to vote:

         1. On the nomination of Milan Mandaric, James R. Arabia and Fred Margolin as Class II Directors and Steve Frank as a Class I Director to serve on the Board of Directors (with Steve Frank to serve as a Class I Director only if four director positions are subject to election due to the illegality of Mr. Blackwell's appointment as a Class I Director or his disqualification);

         2. With respect to (a) on the FIRST BYLAW AMENDMENTS PROPOSAL - the Supermajority Bylaw (b) on the SECOND BYLAW AMENDMENTS PROPOSAL - the Director Qualification Bylaw , (c) on the THIRD BYLAW AMENDMENTS PROPOSAL - the Director Vacancy Bylaw; (d) on the FOURTH BYLAW AMENDMENTS PROPOSAL - the Amendment to Bylaws Bylaw; and (e) on the FIFTH BYLAW AMENDMENTS PROPOSAL - the Effective Time Bylaw;
                                       and

         3. On abstention with respect to the appointment by Deloitte & Touche LLP as the independent accountants of the Company for the year 2001.

                                    PLEASE SIGN, DATE AND RETURN TODAY THE
                           ENCLOSED GOLD PROXY CARD IN THE POSTAGE PAID ENVELOPE PROVIDED.

         If any of the Financial Partners' nominees become unavailable, the proxies received by Financial Partners will be voted for the remaining nominees or for a substitute nominee selected by Financial Partners.

         PLEASE VOTE:

         1. TO ELECT THE FINANCIAL PARTNERS' NOMINEES - MILAN MANDARIC, JAMES R. ARABIA, AND FRED MARGOLIN AS CLASS II DIRECTORS AND STEVE FRANK AS A CLASS I DIRECTOR (with Steve Frank to serve as a CLASS I DIRECTOR IF THE FOURTH DIRECTOR POSITION IS SUBJECT TO ELECTION DUE TO THE ILLEGALITY OF MR. BLACKWELL'S APPOINTMENT AS A CLASS I DIRECTOR OR HIS DISQUALIFICATION);

         2.       With respect to Bylaw Amendments:

                  (A) TO Adopt the FIRST BYLAW AMENDMENTS PROPOSAL - the Supermajority Bylaw;

                  (B) TO Adopt the SECOND BYLAW AMENDMENTS PROPOSAL - The Director Qualification Bylaw;

                  (C) TO Adopt the THIRD BYLAW AMENDMENTS PROPOSAL - the Director Vacancy Bylaw;

                  (D) TO Adopt the FOURTH BYLAW AMENDMENTS PROPOSAL - the Amendment to Bylaws Bylaw;

                  (E) TO Adopt the FIFTH BYLAW AMENDMENTS PROPOSAL - the Effective Time Bylaw;

                                       and

         3. To abstain with respect to the appointment of Deloitte and Touche as the independent accountants for the Company for 2001.

                            SOLICITATION INFORMATION

         Financial Partners will bear the costs of this solicitation. Financial Partners has retained Innisfree M&A Incorporated for solicitation and advisory services in connection with this solicitation. Under the agreement with Innisfree, Innisfree will receive a fee estimated not to exceed $75,000, plus reimbursement for its reasonable out-of-pocket expenses. Financial Partners has agreed to indemnify Innisfree against certain liabilities and expenses. Innisfree may employ up to 25 to 30 people in connection with the solicitation of proxies for the Annual Meeting. Proxies will be solicited by mail, courier services, Internet, advertising, telephone or telecopier or in person. The anticipated costs of the solicitation are approximately $1,000,000. The total expenditures to date in preparation for the solicitation of shareholders are approximately $300,000. Financial Partners currently intends to seek reimbursement from AMRESCO for the reasonable expenses in connection with this solicitation but does not expect to submit the matter to a vote of security holders, unless required by law.

         Financial Partners is not aware of any business other than as set forth in this Proxy Statement and AMRESCO's proxy materials that will be presented at the Annual Meeting. Should other proposals be brought before the Annual Meeting, the persons named as proxies on the enclosed GOLD proxy card will vote on such matters in their discretion.

         The information concerning AMRESCO contained in this Proxy Statement has been taken from, and is based upon, publicly available information.

                              SHAREHOLDER PROPOSALS

         According to the Company's year 2001 Proxy Statement, any proposals by security holders intended to be presented at the 2002 Annual Meeting and included in the Company's proxy materials relating to that meeting must be received by the Company by December 13, 2001. Any such proposal must comply with Rule 14a-8 of the Securities and Exchange Commission. Proposals not received by that date will not be included in the Company's fiscal year 2002 proxy materials.

         Proposals that do not comply with the foregoing requirements may not be presented at the annual meeting.

                             YOUR VOTE IS IMPORTANT

         Your vote is important. No matter how many shares you own, please give us your proxy FOR the election of the Financial Partners' nominees and FOR the Supermajority Vote Bylaw Amendments and FOR the Director Qualification Bylaw Amendments and FOR the appointment of Deloitte and Touche as the independent accountants by taking the following steps:

         1. SIGN the enclosed GOLD proxy card;

         2. DATE the enclosed GOLD proxy card;

         3. MAIL the enclosed GOLD proxy card TODAY in the envelope provided (no postage is necessary if mailed in the United States); or

         4. CONTACT your broker and instruct the broker to execute a GOLD proxy card (1) FOR the election of the Financial Partners' nominees, (2) FOR adoption of

FIRST BYLAW AMENDMENTS PROPOSAL relating to a Supermajority vote, (3) FOR the adoption of the SECOND BYLAW AMENDMENTS PROPOSAL relating to Director Qualification , (4) FOR adoption of the THIRD BYLAW AMENDMENTS PROPOSAL relating to Director Vacancies, (5) FOR adoption of the FOURTH BYLAW AMENDMENTS PROPOSAL relating to Amendment of Bylaws, (6) FOR adoption of the FIFTH BYLAW AMENDMENTS PROPOSAL relating to the Effective Time of Bylaw Amendments and (7) Abstain from voting with respect to the appointment of Deloitte & Touche LLP as Company independent accountants for year 2001.

         If any of your shares are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares and only upon receipt of your specific instructions. Accordingly, Financial Partners recommends that you contact the person responsible for your account and instruct that person to execute the GOLD proxy card representing your shares.

         If you have any questions or require additional information, please contact Financial Partners, c/o Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022. You can also contact Innisfree by calling toll free 1(888)750-5834, or by e-mail at: info@innisfreema.com.

Sincerely,

Financial Acquisition Partners, LP
James R. Arabia
President, JRA Corporation
General Partner

                                  AMRESCO, INC.
                       2001 ANNUAL MEETING OF SHAREHOLDERS

                           THIS PROXY IS SOLICITED BY
                     THE FINANCIAL ACQUISITION PARTNERS, LP


         The undersigned hereby appoints James R. Arabia and Milan Mandarie and each of them as attorneys and agents with full power of substitution as proxy for the undersigned at the 2001 Annual Meeting of Shareholders of AMRESCO, Inc. ("AMRESCO" or the "Company") to be held at 9:00 a.m. Central Time on the 16th Floor of the North Tower of the Plaza of the Americas, 700 North Pearl Street, Dallas, Texas, or any postponement or rescheduling, and to vote all shares of common stock of AMRESCO that the undersigned would be entitled to vote if personally present. The undersigned hereby revokes any previous proxies with respect to the matters covered by this proxy.

         FINANCIAL PARTNERS RECOMMENDS VOTING FOR MESSRS. MILAN MANDARIC, JAMES
R. ARABIA AND FRED MARGOLIN AS CLASS II DIRECTORS AND STEVEN FRANK AS A CLASS I DIRECTOR. (Mr. Frank to serve only if four director positions are subject to election at the Annual Meeting due to the illegality of Mr. Blackwell's appointment as a Class I Director or his disqualification) and FOR the FIRST BYLAW AMENDMENTS PROPOSAL - relating to Supermajority Votes, FOR the SECOND BYLAW AMENDMENTS PROPOSAL - relating to Director Qualification FOR the THIRD BYLAW AMENDMENTS PROPOSAL - relating to Director Vacancies, FOR the FOURTH BYLAW AMENDMENTS PROPOSAL - relating to Amendment of Bylaws, FOR the FIFTH BYLAW AMENDMENTS PROPOSAL - relating to the Effective Time of Bylaw Amendments and to ABSTAIN from voting on the appointment of Deloitte & Touche as independent accountants for the Company for the year to end December 31, 2001.

                            THIS PROXY IS REVOCABLE.


                                     VOTING

         [X]  PLEASE MARK YOUR VOTES AS IN THIS EXAMPLE.


1.       For the election of the following nominees to the Board of Directors:

         Milan Mandaric, James R. Arabia, Fred Margolin and Steven Frank

    [ ] Vote For All Nominees [ ] Withhold Authority to Vote for All Nominees
                                 [ ] Exceptions

2.       For adoption of the amendments to the Bylaws of the Company:

         A. [ ] Vote FOR adoption of the FIRST BYLAW AMENDMENTS PROPOSAL - the Supermajority Bylaw
                  [ ]  Against             [ ]  Abstain

         B.       [ ] Vote FOR adoption of the SECOND BYLAW AMENDMENTS PROPOSAL
                  - the Director Qualifications Bylaw
                  [ ]  Against             [ ]  Abstain

         C. [ ] Vote FOR adoption of the THIRD BYLAW AMENDMENTS PROPOSAL - the Director Vacancy Bylaw
                  [ ]  Against             [ ]  Abstain

         D.       [ ] Vote FOR adoption of the FOURTH BYLAW AMENDMENTS PROPOSAL
                  - the Amendment of Bylaws Bylaw
                  [ ]  Against             [ ]  Abstain

         E. [ ] Vote FOR adoption of the FIFTH BYLAW AMENDMENTS PROPOSAL - the Effective Time Bylaw
                  [ ]  Against             [ ]  Abstain

3. ABSTAIN from voting on the appointment of Deloitte & Touche LLP as the independent accountants for the Company for the fiscal year to end December 31, 2001.

                  [ ] Abstain    [ ] Vote for the Appointment




         (INSTRUCTIONS: TO WITHHOLD AUTHORITY TO VOTE FOR ANY INDIVIDUAL NOMINEE FOR THE BOARD OF DIRECTORS, MARK THE "EXCEPTIONS" BOX AND STRIKE A LINE THROUGH THAT NOMINEE'S NAME.)

         THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS SPECIFIED HEREIN. WHERE NO VOTING INSTRUCTIONS ARE GIVEN, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR MILAN MANDARIC, JAMES R. ARABIA AND FRED MARGOLIN AS CLASS II DIRECTORS AND STEVEN FRANK AS A CLASS I DIRECTOR (Mr. Frank to serve only if four director positions are subject to election at the Annual Meeting due to the illegality of Mr. Blackwell's appointment as a Class I Director or his disqualification), FOR the FIRST BYLAW AMENDMENTS PROPOSAL - relating to Supermajority Votes , FOR the SECOND BYLAW AMENDMENTS PROPOSAL - relating to Director Qualification FOR the THIRD BYLAW AMENDMENTS PROPOSAL - relating to

Director Vacancies, FOR the FOURTH BYLAW AMENDMENTS PROPOSAL - relating to Amendment of Bylaws, FOR the FIFTH BYLAW AMENDMENTS PROPOSAL - relating to the Effective Time of Bylaw Amendments and will ABSTAIN from voting on the appointment of Deloitte & Touche LLP as the independent accountants for fiscal year 2001.

         In its discretion, Financial Partners is authorized to vote upon such other business as may properly come before the Annual Meeting or any adjournment postponement or rescheduling, about which the shareholders were not made aware within a reasonable time before this solicitation.

         Please date and sign this proxy exactly as your name appears hereon:

Dated: _____________________________, 2001



__________________________________________
(Signature)


__________________________________________
(Signature, if held jointly)


__________________________________________
(Title)

         When shares are held by joint tenants, both should sign. When signing as attorney-in-fact, executor, administrator, trustee, guardian, corporate officer or partner, please give full title as such. If a corporation, please sign in corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person.

         PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY IN THE ENCLOSED ENVELOPE PROVIDED.

                                 -End of Filing-

                                                                      APPENDIX A


                    PROPOSED AMENDMENTS OF FINANCIAL PARTNERS
                                       TO
                                CORPORATE BYLAWS
                                       OF
                                  AMRESCO, INC.
                             AS AMENDED MAY 31, 2000

LEGEND:

(1) These Bylaw amendments relate to the FIRST Bylaw Amendments Proposal - Super Majority Bylaw

(2) THESE BYLAW AMENDMENTS RELATE TO THE SECOND BYLAW AMENDMENTS PROPOSAL - DIRECTOR QUALIFICATION BYLAW

(3) These Bylaw amendments relate to the THIRD Bylaw Amendments Proposal - Director Vacancy Bylaw

(4) THESE BYLAW AMENDMENTS RELATE TO THE FOURTH BYLAW AMENDMENTS PROPOSAL - AMENDMENT OF BYLAWS BYLAW

(5) THESE BYLAW AMENDMENTS RELATE TO THE FIFTH BYLAW AMENDMENTS PROPOSAL - EFFECTIVE TIME BYLAW

        The following are Amended Bylaws of AMRESCO, INC., a corporation for profit previously incorporated under the laws of Delaware under the name Lifetime Communities, Inc. (the "Corporation"). These Amended Bylaws were adopted by the Directors of said Corporation.

                                    ARTICLE I
                                     OFFICES

         Section 1. Principal Office: The principal place of business of the Corporation shall be located at such place as shall be designated by the Corporation's Board of Directors from time to time. The Corporation may also have offices at such places, within or without the State of Delaware, as the Board of Directors or Executive Committee may from time to time determine or as the business of the Corporation is authorized to do business.

         Section 2. Registered Office and Agent: The registered office and registered agent of the Corporation shall be designated in accordance with the laws of its state of incorporation or any other state in which the Corporation authorized to do business.

                                   ARTICLE II
                                    DIRECTORS

         Section 1. General Powers: The Board of Directors shall have the management and control of the Business of the Corporation, and, in addition to the power and authority by these Amended Bylaws expressly conferred upon them, may exercise all such powers as are expressly or by implication conferred on the Board of Directors by the Certificate of Incorporation, these Amended Bylaws or the laws of Delaware.

(2) Section 2. Number, Tenure and Qualification: [The Board of Directors shall be not less than three (3) nor more than fifteen (15); all of whom shall be of lawful age. The number of Directors comprising the Board of Directors within the foregoing minimum and maximum limitations may be fixed and/or changed from time to time by resolution of the Board of Directors. It shall not be necessary for Directors to be stockholders] THE NUMBER, TENURE AND CLASSIFICATION OF THE MEMBERS OF THE BOARD OF DIRECTORS SHALL BE DETERMINED IN THE MANNER PROVIDED IN THE CORPORATION'S RESTATED CERTIFICATE OF INCORPORATION, AS FROM TIME TO TIME AMENDED. EXCEPT AS EXPRESSLY PROVIDED IN ARTICLE IV,
SECTION 1 OF THESE BYLAWS WITH RESPECT TO THE CHIEF EXECUTIVE OFFICER OF THE CORPORATION, NO PERSON SHALL BE QUALIFIED FOR ELECTION AS A DIRECTOR OR TO SERVE AS A DIRECTOR OF THE CORPORATION UNLESS SUCH PERSON (I) IS OF LAWFUL AGE AND
(II) IS NOT, AND HAS NOT AT ANY TIME DURING THE TWELVE MONTH PERIOD IMMEDIATELY PRIOR TO SUCH PERSON'S ELECTION AS A DIRECTOR BEEN, AN EMPLOYEE OF THE CORPORATION. ANY DIRECTOR NOT QUALIFIED TO SERVE AS A DIRECTOR ON THE EFFECTIVE DATE OF THE ADOPTION OF THE FOREGOING QUALIFICATIONS SHALL UPON SUCH EFFECTIVE DATE CEASES TO BE A DIRECTOR OF THE CORPORATION BY REASON OF DISQUALIFICATION, AND ANY DIRECTOR WHO AT ANY TIME CEASES TO REMAIN QUALIFIED TO SERVE AS A DIRECTOR SHALL CEASE TO BE A DIRECTOR BY REASON OF DISQUALIFICATION IMMEDIATELY UPON THE HAPPENING OF THE EVENT THAT CAUSES SUCH DIRECTOR TO CEASE TO REMAIN QUALIFIED TO SERVE AS A DIRECTOR

         Section 3. Election: The Board of Directors shall be divided into three classes as set forth in the Certificate of Incorporation.

(3) Section 4. Vacancies: Newly created directorships resulting from any increase in the authorized number of Directors and any vacancies occurring in the Board of Directors caused by death, resignation, retirement, disqualification, removal or other termination from office of any Directors may be filled by the vote of [a majority] THREE-FOURTHS of the Directors then in office, though less than a quorum, or by the affirmative vote, at a special meeting of the stockholders called for the purpose of filling such directorship, of the holders of a majority of the outstanding shares of capital stock then entitled to vote in person or by proxy at such meeting. Each successor Directors so chosen shall hold office until the next election of the class for which such Director shall have been chosen and until his respective successor shall have been duly elected and qualified. Any newly created or eliminated directorships resulting from an increase or decrease in the authorized number of Directors shall be appointed or allocated by the Board of Directors among the three classes of Directors so as to maintain such classes as nearly equal in number as possible.

         Section 5. Removal: Any Director may be removed from office with cause by a majority vote of the issued and outstanding capital stock of the Corporation at any annual or special meeting of the stockholders.

         Section 6. Compensation: By resolution of the Board of Directors, the Directors may be paid their expenses, if any, for attendance at each meeting of the Board of Directors or any committee thereof, and may be paid such compensation for the performance of their duties as the Board of Directors shall determine either in the form of an annual salary or a fee for attendance at each meeting or such other form of compensation as the Board of Directors shall deem appropriate. No such payment shall preclude any Directors from serving the Corporation in any other capacity and receiving compensation therefor.

                                   ARTICLE III

         Section 1. Executive Committee:

         (a) The Board of Directors may appoint an Executive Committee, which shall consist of such number of Directors as the Board of Directors shall determine.

         (b) The Executive Committee shall meet at such times and places as the majority thereof shall determine. The Executive Committee shall have and exercise the full power of the Board of Directors in the management of the Business and affairs of the Corporation (excluding functions delegated by the Board of Directors to other standing committees) during the interim between meetings of the Board of Directors, except that the Executive Committee shall not have any power or authority to take action with regard to any matter which applicable law reserves exclusively to the full Board of Directors. The Executive Committee shall have the power to authorized the issuance of stock of the Corporation upon exercise of options (and compliance with the terms thereof) granted by the Board of Directors, provided such shares have been reserved for issuance. A majority of the Executive Committee shall be necessary to and shall constitute a quorum for the transaction of all business.

         Section 2. Audit Committee: The Board of Directors may appoint an Audit Committee which shall consist of such number of non-employee Directors as the Board of Directors shall determine. The Audit Committee shall meet at such times and places as the majority thereof shall determine. The Board of Directors shall retain the power to fill vacancies on the Audit Committee. The Audit Committee shall have the power to review all significant financial information so as to assure the accuracy thereof, to ascertain the existence of effectiveness of internal accounting controls, to oversee independent and internal auditing functions and to provide communication between outside auditors of the Corporation and the Board of Directors. A majority of the Audit Committee shall be necessary and shall constitute a quorum for the transaction of all business.

         Section 3. Compensation Committee: The Board of Directors may appoint a Compensation Committee, which shall consist of such number of Directors as the Board of Directors shall determine. The Compensation Committee shall have the authority to make recommendations to the Board of Directors regarding the compensation of any officer of the Corporation. A majority of the Compensation Committee shall be necessary to and shall constitute a quorum for the transaction of all business.

         Section 4. Other Committees: The Board of Directors may, by resolution adopted by a majority of the entire Board of Directors, designate one or more committees in addition to those described above. Each committee shall consist of one or more Directors appointed by resolution adopted by a majority of the entire Board of Directors. Each committee, to the extent expressly provided in the resolution establishing such committee, shall have and may exercise all of the powers and authority of the Board of Directors in the management of the business and affairs of the corporation except to the extent expressly restricted by the Certificate of Incorporation, these Amended Bylaws or applicable law.

         Section 5. Committee Changes: The Board of Directors shall have the power at any time to fill vacancies in, to change the membership of, and to discharge any committee. The number of committee members may be increased or decreased from time to time by resolution adopted by a majority of the entire Board of Directors. Each committee member shall serve as such until the earliest of (i) the expiration of his term as Director, (ii) his resignation as a committee member or as a Director, or (iii) his removal as a committee member or as a Director.

         Section 6. Meetings, Notice, Quorum and Voting: Section 1 through 6 of
Article VI shall also apply to committees and their members, unless otherwise provided by the Certificate of Incorporation, these Amended Bylaws or applicable law.

                                   ARTICLE IV
                                    OFFICERS

(2) Section 1. General: The officers of the Corporation shall consist of a Chairman of the Board, President, Executive Vice President, such additional Vice Presidents, with such further designations, if any, as may be determined by the Board of Directors, a Secretary, a Treasurer and such Assistant Vice Presidents, Assistant Secretaries and Assistant Treasurers as the Board of Directors may appoint or elect. [The Chairman of the Board and the President shall be Directors of the Corporation.] IF THE PERSON SERVING AS CHIEF EXECUTIVE OFFICER OF THE CORPORATION IS AN EMPLOYEE OF THE CORPORATION, THEN SO LONG AS SUCH EMPLOYEE HOLDS THE OFFICE OF CHIEF EXECUTIVE OFFICER, SUCH PERSON SHALL BE QUALIFIED FOR ELECTION TO AND MAY SERVE ON THE BOARD OF DIRECTORS OF THE CORPORATION. UPON SUCH PERSON CEASING TO HOLD THE OFFICE OF CHIEF EXECUTIVE OFFICER, SUCH PERSON SHALL CEASE TO BE QUALIFIED TO SERVE AS A DIRECTOR UNTIL SUCH PERSON SATISFIES THE QUALIFICATIONS FOR SERVICE AS A DIRECTOR PROVIDED IN
ARTICLE II, SECTION 2 OF THESE BYLAWS. Any two offices may be held by one and the same person, except that the office of President and Secretary or Assistant Secretary shall not be so held.

         Section 2. Chairman of the Board: The Chairman of the Board shall preside at all meetings of the Board of Directors and stockholders, and shall exercise and perform such other power and duties as may from time to time be assigned to him by the Board of Directors.

         Section 3. Chief Executive Officer and President: The Chief Executive officer shall be the chief executive officer of the Corporation and, in the absence of the Chairman of the Board, shall preside at all meetings of the stockholders and the Board of Directors. The President shall be the chief operating officer of the Corporation and, in the absence of the Chairman of the Board and the Chief Executive Officer, shall preside at all meetings of the stockholders and the Board of Directors. The Chief Executive Officer and the President shall have responsibility for the general and active management of the business of the Corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect.

         Section 4. Executive Vice President: The Executive Vice Presidents shall perform such duties as may be assigned to them from time to time by the Board of Directors, the Executive Committee or the President.

         Section 5. Vice Presidents: The Vice Presidents shall perform such duties as may be assigned to them from time to time by the Board of Directors, the Executive Committee or the President.

         Section 6. Secretary: The Secretary shall be the custodian of the corporate seal, and shall be ex-officio the clerk of the stockholders and of the Board of Directors. He shall attend all meetings of the stockholders, Board of Directors and the Executive Committee, and shall keep accurate minutes of such meetings in a book to be kept for that purpose. He shall perform such other duties as may be required of him by the Board of Directors, the Executive Committee, or the laws of Delaware.

         Section 7. Treasurer: The Treasurer shall keep full and accurate accounts of receipts and disbursements in a book belonging to the Corporation, and shall deposit all monies and other valuable effects in the name and to the credit of the corporation in such depositories as may be designated by the Board of Directors. He shall disburse the funds of the Corporation under the direction of the Board of Directors, taking proper vouchers for such disbursements, and shall render to the Chairman of the Board, the President and the Directors, at annual meetings of stockholders or whenever directed by the Chairman of the Board or the President, an account of all or any part of his transactions as Treasurer, and of the financial condition of the Corporation, and shall also perform all other duties imposed upon him by the Board of Directors, the Executive Committee, or the laws of Delaware.

         Section 8. Assistant Vice President, Assistant Secretaries and Assistant Treasurers: Assistant Vice Presidents, Assistant Secretaries and Assistant Treasurers shall perform such duties as shall be assigned to them by the Executive Vice President, Secretary or Treasurer respectively or by the Board of Directors, the Executive Committee or the President.

         Section 9. Election of Officers: At the first meeting held after the first or organizational meeting of stockholders, and at the first meeting held after each annual meeting of stockholders, the Board of Directors shall elect all officers of the Corporation who shall hold office for one (1) year or until their successors are elected and qualified.

         Section 10. Vacancies: If any office shall become vacant by reason of death, resignation, disqualification, removal or otherwise, the Board of Directors, by a majority vote, may elect a successor or successors who shall hold office for the unexpired term.

         Section 11. Removal: Any officer may be removed with or without cause by a majority vote of the Board of Directors at any meeting of the Board of Directors.

                                    ARTICLE V
                             MEETING OF STOCKHOLDERS

         Section 1. Annual and Special Meetings: The annual meeting of stockholders of the Corporation shall be held at the office of the Corporation (or at such other place as the Board of Directors may, from time to time, designate) on or before six (6) months after the end of each fiscal year (as established by the Directors) for the election of Directors and for such other business as may properly come before the meeting. Special meetings of stockholders may be called at any time by the Board of Directors or the Chairman of the Board at the request of the holders of not less than one-tenth of all shares entitled to vote at the meeting.

         Section 2. Notice: Notice of all stockholders, meetings, whether annual or special, except the first meeting, shall always be mailed to each stockholder of record entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before such meeting. It shall be directed to a stockholder at this address as it appears on the records of the Corporation. In the case of special meetings, all notices shall state the purpose or purposes of the meetings, and the business to be transacted or considered thereat.

         Section 3.  Record Date:

         (a) In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty (60) or then than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action.

         (b) If no record is fixed: (i) the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the date next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held; and (ii) the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

         (c) A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

         Section 4. Quorum: A majority of the stock then issued and outstanding shall constitute a quorum at all meetings of the stockholders. In the absence of a quorum, those present at a stockholders' meeting may adjourn the same to a future date, but until a quorum is present, no other business may be transacted.

         Section 5. Voting Proxies: In all elections of Directors, and in deciding all questions at stockholders' meetings, each stockholder shall be entitled to one vote for each share of stock held by him. Treasury stock shall not be voted at any meeting and shall not be counted in determining the issued and outstanding stock of the Corporation. Stockholders may vote by proxy duly authorized in writing which shall be filed with the Secretary at or before the meeting.

                                   ARTICLE VI
                         MEETINGS OF BOARD OF DIRECTORS

         Section 1. Regular Meetings: Regular meetings of the Board of Directors shall be held quarterly at such times as shall be determined by the Board of Directors, except that the annual meetings shall be held the same day and immediately after the adjournment of the stockholders' annual meeting.

         Section 2. Special Meetings: Special meetings of the Board of Directors may be called by the Chairman of the Board upon request of any one Director.

         Section 3. Notice of Meetings: Notice of any regular or special meeting of the Board of Directors shall state the time and place thereof, shall be given not less than three (3) days before the day of such meeting and shall be given by oral, telephonic, telegraphic or written communication. In the event that all members of the Board of Directors shall sign a written consent and waiver of notice thereof on the record of any special or regular meeting, however called or notified, the acts of such meeting shall be as valid as if legally called and notified.

         Section 4. Quorum: The presence of a majority of the Directors shall be necessary to and constitute a quorum for the transaction of business by the Board of Directors and the acts of such majority at a meeting shall be the act of the Board of Directors. In the absence of a quorum, those present at a Directors' meeting may adjourn the same to a future date, but until a quorum is present no other business may be transacted.

         Section 5. Place and Conduct of Meetings: Regular or special meetings of the Board of Directors may be held within or without the State of Delaware or at such places within or without the United States as shall be designated by the Board of Directors. The Board of Directors may adopt such rules and regulations for the conduct of the business of its meetings and management of the affairs of the Corporation as it may deem proper, not inconsistent with the Certificate of Incorporation, these Amended Bylaws or applicable law.

(1) Section 6. Voting: The vote of the majority of the Directors present at a meeting at which a quorum is present shall be required to effect any action of the Board of Directors, except as otherwise provided herein. IN ADDITION TO THE VOTE REQUIRED BY THE PRECEDING SENTENCE FOR ACTION BY THE BOARD OF DIRECTORS, AND IN ADDITION TO ANY OTHER VOTE PROVIDED IN ANY OTHER SECTION OF THESE BYLAWS FOR ACTION BY THE BOARD, THE VOTE OF AT LEAST THREE-FOURTHS OF THE DIRECTORS THEN IN OFFICE SHALL BE REQUIRED FOR ACTION BY THE BOARD OF DIRECTORS WITH RESPECT TO ANY OF THE FOLLOWING MATTERS:

                           (I) THE SALE OF ALL OR SUBSTANTIALLY ALL OF THE ASSETS OF THE CORPORATION;

                           (ii) A MERGER, CONSOLIDATION, SHARE EXCHANGE OR OTHER BUSINESS COMBINATION INVOLVING MORE THAN TWENTY PERCENT (20%) OF THE OUTSTANDING STOCK OR ASSETS OF THE CORPORATION;

                           (iii) THE ISSUANCE IN A SINGLE TRANSACTION OR A SERIES OF RELATED TRANSACTIONS OF SHARES OF COMMON STOCK OR ANY CLASS OR SERIES OF PREFERRED STOCK OF THE CORPORATION IF THE NUMBER OF SHARES TO BE ISSUED WOULD, AFTER GIVING EFFECT TO THEIR ISSUANCE, CONSTITUTE MORE THAN FIVE PERCENT (5%) OF THE ISSUED AND OUTSTANDING SHARES OF SUCH CLASS OR SERIES OF STOCK;

                           (iv) ANY TRANSACTION INVOLVING THE MORTGAGE, PLEDGE OR OTHER ENCUMBRANCE OF ALL OR SUBSTANTIALLY ALL OF THE ASSETS OF THE CORPORATION;


                           (v)      ANY AMENDMENT TO THE CERTIFICATE OF
                                    INCORPORATION OF THE CORPORATION;

                           (vi) ADOPTION OF A CERTIFICATE OF DESIGNATIONS FOR ANY SERIES OF PREFERRED STOCK TO BE AUTHORIZED BY THE BOARD OF DIRECTORS PURSUANT TO SECTION (C) OF ARTICLE FOURTH OF THE CORPORATION'S RESTATED CERTIFICATE OF INCORPORATION;

                           (vii) ADOPTION OF ANY CONTRACT, OR ANY ALTERATION, AMENDMENT OR MODIFICATION OF ANY CONTRACT WITH A DIRECTOR OR OFFICER OF THE CORPORATION;

                           (viii) ANY ASSIGNMENT FOR THE BENEFIT OF CREDITORS OF THE CORPORATION, VOLUNTARY PETITION IN BANKRUPTCY, VOLUNTARY PETITION SEEKING A REORGANIZATION OF THE CORPORATION, ARRANGEMENT, COMPOSITION, OR READJUSTMENT OF DEBT OF THE CORPORATION, APPOINTMENT OF A TRUSTEE OR RECEIVER FOR THE CORPORATION, OR

                                    OTHER SIMILAR RELIEF UNDER ANY STATUTE, LAW
                                    OR REGULATION;

                           (ix)     THE DISSOLUTION OR LIQUIDATION OF THE
                                    CORPORATION;

                           (x) ANY RESOLUTION OF THE BOARD OF DIRECTORS INCREASING OR DECREASING THE NUMBER OF DIRECTORS WHO SHALL COMPRISE THE TOTAL NUMBER OF DIRECTORS OF THE CORPORATION; OR

                           (xi) FILLING ANY VACANCY IN ANY DIRECTORSHIP OR ANY NEWLY CREATED DIRECTORSHIP.

                                   ARTICLE VII
                           BANK ACCOUNTS AND CONTRACTS

         Section 1. Depositories: The money and funds of the Corporation, not otherwise invested by the Board of Directors, shall be deposited by the Treasurer in the name and to the credit of the Corporation in such bank or banks as the Board of Directors shall select. All checks, drafts, notes and acceptances shall be signed by such officer or officers, agent or agents of the Corporation in such manner as the Board of Directors shall determine.

         Section 2. Contracts: Except as otherwise provided by the Board of Directors, contracts may be executed on behalf of the Corporation by the Chairman of the Board, the President, any Vice President, or the Treasurer, and may be attested and the corporate seal affixed by the Secretary or Assistant Secretary. The Board of Directors may authorize the execution of contracts by such officers, agents and employees as may be designated by them.

                                  ARTICLE VIII
                                      SEAL

         Section 1. Form and Use: The corporate seal of the Corporation shall bear the words and figures: AMRESCO, INC. -Delaware - 1977.

         The corporate seal shall be used under the direction of the Board of Directors.

                                   ARTICLE IX
                             STOCK AND STOCKHOLDERS

         Section 1. Certificates of Stock: Every stockholder shall be entitled to a certificate of stock signed by the Chairman of the Board, the President or a Vice President and the Secretary or an Assistant Secretary, under the seal of the Corporation, certifying the number and class of shares represented by such certificate. When such certificate is signed by a transfer agent and by a registrar, the seal of the Corporation and the signature of any such Chairman of the Board, President, Vice President, Secretary or Assistant Secretary may be facsimile. If any officer, transfer agent, or registrar who has signed, or whose facsimile signature has been placed upon, a certificate has ceased to be such an officer, transfer agent, or registrar before such certificate is issued, such certificate may be issued by the Corporation with the same effect as if he were such officer, transfer agent, or registrar at the date of issue. All certificates for shares shall be consecutively numbered or otherwise identified. The name of the person owning the shares represented thereby, with the number of such shares and date of issue, shall be entered on the Corporation's books.

         If the Corporation shall be authorized to issue more than 1 class of stock or more than 1 series of any class, the powers, designations, preferences and relative, participating, options, or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate which the Corporation shall issue to represent such class of series of stock, provided that, in lieu of the foregoing requirements, there may be set forth on the face or back of the certificate which the corporation shall issue to represent such class or series of stock, a statement that the corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating , optional, or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences an/or rights.

       Section 2. Transfer of Shares: Transfer of shares shall be made only upon the books of the Corporation and no new certificates shall be issued until the former certificate for a like number of shares shall have been surrendered and canceled. Transfers of shares shall be made by the holder of record thereof or by his legal representative, who shall furnish proper evidence of authority to transfer, or by his attorney thereunto authorized by power of attorney duly executed and filed with the Secretary.

         Section 3. Transfer Agent and Registrar: The Board of Directors may appoint one or more transfer agents an done or more registrars of transfers and may require all certificates of shares to bear the signature of a transfer agent and registrar, or as the Board of Directors may otherwise direct.

         Section 4. Lost Certificates: Any person claiming a certificate of stock to be lost or destroyed shall make an affidavit or affirmation of that fact to the Corporation and shall, if the Board of Directors so require, give the Corporation a bond of indemnity, in form and amount satisfactory to the Corporation.

         Section 5. Regulations: The Board of Directors shall have power and authority to make all such rules and regulations as they may deem expedient concerning the issue, transfer and registration of certificates for shares of the capital stock of the Corporation.

         Section 6. Legends: The Board of Directors shall have the power and authority to provide that certificates representing shares of stock bear such legends as the Board of Directors deems appropriate to assure that the Corporation does not become liable for violations of federal or state securities laws or other applicable law.

                                    ARTICLE X
                                ORDER OF BUSINESS

         Insofar as practicable, the order of business of any annual or special meeting of stockholders or Directors shall be as follows:

         1.  Roll Call
         2.  Reading of Minutes
         3.  Report of Officers
         4.  Reports of Committees
         5.  Unfinished Business
         6.  Miscellaneous Business
         7.  Election of Officers
         8.  New Business
         9.  Adjournment

                                   ARTICLE XI
                             AMENDMENT OF THE BYLAWS

(4) The Board of Directors is expressly authorized, without the assent of the stockholders, to make, amend, alter and rescind the Bylaws of the Corporation by the affirmative vote of [a majority] THREE-FOURTHS OF THE MEMBERS of the WHOLE Board of Directors at a regular or special meeting.

                                   ARTICLE XII
                                    INDEMNITY

         No Director of the Corporation shall have, or incur, any personal liability to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a Director; provided, that this provision shall not eliminate or limit the liability of a Director (i) for any breach of such Director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the Director derived an improper personal benefit. If the Delaware General Corporation Law shall be hereafter repealed or modified, the elimination of liability of a Director herein provided shall be to the fullest extent permitted by the Delaware General Corporation Law as amended. Any repeal or modification of this provision shall not adversely affect any right or protection of a Director of the Corporation existing immediately prior to such repeal or modification.

         The Corporation shall indemnify, to the full extent that it shall have the power under applicable law, any person who was or is a party or is threatened to be made a party to any threatened, pending or contemplated action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a Directors, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a Director, officer, employee or agent or another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding. To the fullest extent allowed by applicable law, such payment shall be paid by the Corporation in advance of the final disposition of the action, suit or proceeding; provided, however, such Director, officer, employee or agent must undertake to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation. Furthermore, the Board of Directors is authorized to enter into a contract with any Director, officer, employee or agent of the Corporation, providing for indemnification to the fullest extent permitted by law. Any repeal or modification of this provision shall not adversely affect any right or protection of a Director, officer, employee or agent of the Corporation existing immediately prior to such real or modification.

                                  ARTICLE XIII

                                 EFFECTIVE TIME

(5) EFFECTIVE TIME OF AMENDMENTS: ALL AMENDMENTS TO THESE BYLAWS ADOPTED BY THE STOCKHOLDERS OR BY THE BOARD OF DIRECTORS SHALL, UNLESS OTHERWISE EXPRESSLY PROVIDED IN THE RESOLUTION OF THE STOCKHOLDERS OR THE BOARD OF DIRECTORS ADOPTING THE AMENDMENT, BE EFFECTIVE IMMEDIATELY UPON THEIR ADOPTION.


         Adopted:

                                  AMRESCO, INC.
                       2001 ANNUAL MEETING OF SHAREHOLDERS

                           THIS PROXY IS SOLICITED BY
                     THE FINANCIAL ACQUISITION PARTNERS, LP

         The undersigned hereby appoints James R. Arabia and Milan Mandarie and each of them as attorneys and agents with full power of substitution as proxy for the undersigned at the 2001 Annual Meeting of Shareholders of AMRESCO, Inc. ("AMRESCO" or the "Company") to be held at 9:00 a.m. Central Time on the 16th Floor of the North Tower of the Plaza of the Americas, 700 North Pearl Street, Dallas, Texas, or any postponement or rescheduling, and to vote all shares of common stock of AMRESCO that the undersigned would be entitled to vote if personally present. The undersigned hereby revokes any previous proxies with respect to the matters covered by this proxy.

         FINANCIAL PARTNERS RECOMMENDS VOTING FOR MESSRS. MILAN MANDARIC, JAMES
R. ARABIA AND FRED MARGOLIN AS CLASS II DIRECTORS AND STEVEN FRANK AS A CLASS I DIRECTOR. (Mr. Frank to serve only if four director positions are subject to election at the Annual Meeting due to the illegality of Mr. Blackwell's appointment as a Class I Director or his disqualification) and FOR the FIRST Bylaw AMENDMENTS PROPOSAL - relating to Supermajority Votes, FOR the SECOND Bylaw AMENDMENTS PROPOSAL - relating to Director Qualification Bylaws and FOR the appointment of Deloitte & Touche as independent accountants for the Company for the year to end December 31, 2001.

                            THIS PROXY IS REVOCABLE.


                                     VOTING

         [X]  PLEASE MARK YOUR VOTES AS IN THIS EXAMPLE.


1.       For the election of the following nominees to the Board of Directors:

         Milan Mandaric, James R. Arabia, Fred Margolin and Steven Frank

         [ ] Vote For All Nominees
         [ ] Withhold Authority to Vote for All Nominees
         [ ] Exceptions

2.       For adoption of the amendments to the Bylaws of the Company:

         A.       [ ] Vote FOR FIRST By-law AMENDMENTS PROPOSAL - the
                      Supermajority Bylaws
                  [ ] Withhold Authority

         B.       [ ] Vote For adoption of the SECOND By-law AMENDMENTS PROPOSAL
                      - relating to Director Qualifications Bylaws
                  [ ] Withhold Authority

3. For the appointment of Deloitte & Touche LLP as the independent accountants for the Company for the fiscal year to end December 31, 2001.

         [ ] Vote for the Appointment
         [ ] Withhold Authority

         (INSTRUCTIONS: TO WITHHOLD AUTHORITY TO VOTE FOR ANY INDIVIDUAL NOMINEE FOR THE BOARD OF DIRECTORS, MARK THE "EXCEPTIONS" BOX AND STRIKE A LINE THROUGH THAT NOMINEE'S NAME.)

         THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS SPECIFIED HEREIN. WHERE NO VOTING INSTRUCTIONS ARE GIVEN, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR MILAN MANDARIC, JAMES R. ARABIA AND FRED MARGOLIN AS CLASS II DIRECTORS AND STEVEN FRANK AS A CLASS I DIRECTOR (Mr. Frank to serve only if four director positions are subject to election at the Annual Meeting due to the illegality of Mr. Blackwell's appointment as a Class I Director or his disqualification), FOR the FIRST Bylaw AMENDMENTS PROPOSAL - relating to Supermajority Votes by Directors, FOR the SECOND Bylaw AMENDMENTS PROPOSAL - relating to Director Qualification Bylaws and FOR the appointment of Deloitte & Touche LLP as the independent accountants for fiscal year 2001.

         In its discretion, Financial Partners is authorized to vote upon such other business as may properly come before the Annual Meeting or any adjournment postponement or rescheduling, about which the shareholders were not made aware within a reasonable time before this solicitation.

         Please date and sign this proxy exactly as your name appears hereon:

Dated:                              , 2001
        ----------------------------


-------------------------------------------
(Signature)

-------------------------------------------
(Signature, if held jointly)


-------------------------------------------
(Title)

         When shares are held by joint tenants, both should sign. When signing as attorney-in-fact, executor, administrator, trustee, guardian, corporate officer or partner, please give full title as such. If a corporation, please sign in corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person.

         PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY IN THE ENCLOSED ENVELOPE PROVIDED.


                                 -End of Filing-